Exhibit 99.2
RESPONSIBLITY FOR FINANCIAL REPORTING
The accompanying consolidated financial statements have been prepared by management and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal control has been developed and is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.

The Board of Directors approves the consolidated financial statements and ensures that management discharges its financial reporting responsibilities. The Board’s review is accomplished principally through the Audit Committee, which is composed of non-executive directors. The Audit Committee meets periodically with management and the auditors to review financial reporting and control matters.

Charles Jeannes	Lindsay Hall
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

Vancouver, Canada
February 18, 2015

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Goldcorp Inc.

We have audited the accompanying consolidated financial statements of Goldcorp Inc., and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2014 and December 31, 2013, and consolidated statements of loss, comprehensive loss, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2014, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Goldcorp Inc. and subsidiaries as at December 31, 2014 and December 31, 2013, and their financial performance and their cash flows for each of the years in the two-year period ended December 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 18, 2015 expressed an unqualified opinion on the Company’s internal control over financial reporting.
Chartered Accountants
Vancouver, Canada
February 18, 2015

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MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management of Goldcorp Inc. ("Goldcorp" or "the Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or caused to be designed under the supervision of, the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. It includes those policies and procedures that:

i.	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of Goldcorp;

ii.
provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that Goldcorp’s receipts and expenditures are made only in accordance with authorizations of management and Goldcorp’s directors; and

iii.
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Goldcorp’s assets that could have a material effect on Goldcorp’s consolidated financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Goldcorp’s internal control over financial reporting as of December 31, 2014, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2014, Goldcorp’s internal control over financial reporting was effective.

The effectiveness of Goldcorp’s internal control over financial reporting, as of December 31, 2014, has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited the Company’s consolidated financial statements as of and for the year ended December 31, 2014, as stated in their reports which appears on the following page.

Charles Jeannes	Lindsay Hall
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

Vancouver, Canada
February 18, 2015

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Goldcorp Inc.

We have audited the internal control over financial reporting of Goldcorp Inc. and subsidiaries (the “Company”) as of December 31, 2014, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 of the Company and our report dated February 18, 2015 expressed an unmodified opinion on those financial statements.
Chartered Accountants
Vancouver, Canada
February 18, 2015

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(In millions of United States dollars, except where noted)

Exhibit 99.2
Fourth Quarter Report – 2014
CONSOLIDATED STATEMENTS OF LOSS
YEARS ENDED DECEMBER 31
(In millions of United States dollars, except for per share amounts)

	Note	2014	2013
Revenues	9(c)	$3,436	$3,609
Mine operating costs
Production costs	10, 15(b)	(2,079)	(1,939)
Depreciation and depletion	9, 15(b), 17(e)	(753)	(630)
		(2,832)	(2,569)
Earnings from mine operations		604	1,040
Exploration and evaluation costs	17(b)	(41)	(45)
Share of net earnings (loss) of associates	18, 20	156	(395)
Impairment of mining interests and goodwill	20	(2,999)	(2,646)
Corporate administration	10(a), 27	(247)	(236)
Loss from operations and associates	9	(2,527)	(2,282)
Gains (losses) on securities, net	25(c)	17	(32)
(Losses) gains on derivatives, net	25(b)	(40)	83
Gain (loss) on disposition of mining interests, net	17(d), 18(b)	18	(11)
Finance costs	11	(49)	(49)
Other expenses		(27)	(57)
Loss from continuing operations before taxes		(2,608)	(2,348)
Income tax recovery (expense)	12	440	(309)
Net loss from continuing operations		(2,168)	(2,657)
Net earnings (loss) from discontinued operations	8	9	(52)
Net loss		$(2,159)	$(2,709)
Net (loss) earnings from continuing operations attributable to:
Shareholders of Goldcorp Inc.		$(2,170)	$(2,657)
Non-controlling interest		2	—
		$(2,168)	$(2,657)
Net (loss) earnings attributable to:
Shareholders of Goldcorp Inc.		$(2,161)	$(2,709)
Non-controlling interest		2	—
		$(2,159)	$(2,709)
Net loss per share from continuing operations
Basic	13	$(2.67)	$(3.27)
Diluted	13	(2.67)	(3.27)
Net loss per share
Basic	13	$(2.66)	$(3.34)
Diluted	13	(2.66)	(3.34)

The accompanying notes form an integral part of these consolidated financial statements.

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CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
YEARS ENDED DECEMBER 31
(In millions of United States dollars)

	Note	2014	2013
Net loss		$(2,159)	$(2,709)
Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to net loss:	25(c)
Mark-to-market gains (losses) on available-for-sale securities		9	(76)
Reclassification adjustment for available-for-sale securities impairment losses included in net loss		5	29
Reclassification adjustment for realized gains on disposition of available-for-sale securities recognized in net loss		(20)	(1)
		(6)	(48)
Items that will not be reclassified to net loss:
Remeasurements on defined benefit pension plans		—	(2)
Total other comprehensive loss, net of tax		(6)	(50)
Total comprehensive loss		$(2,165)	$(2,759)
Total comprehensive (loss) income attributable to:
Shareholders of Goldcorp Inc.		$(2,167)	$(2,759)
Non-controlling interest		2	—
		$(2,165)	$(2,759)

The accompanying notes form an integral part of these consolidated financial statements.

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CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31
(In millions of United States dollars)

	Note	2014	2013
Operating activities
Net loss from continuing operations		$(2,168)	$(2,657)
Adjustments for:
Dividends from associates	18	109	108
Reclamation expenditures	24	(33)	(14)
Items not affecting cash:
Impairment of inventories	15(b)	72	—
Depreciation and depletion	9, 15(b), 17(e)	753	630
Share of net (earnings) loss of associates	18, 20	(156)	395
Impairment of mining interests and goodwill	20	2,999	2,646
Share-based compensation	27(a), (b), (c)	72	72
(Gains) losses on securities, net	25(c)	(17)	32
Unrealized loss (gains) on derivatives, net	25(b)	28	(70)
(Gain) loss on disposition of mining interests, net	17(d), 18(b)	(18)	11
Revision of estimates and accretion of reclamation and closure cost obligations	10, 11	95	(6)
Deferred income tax (recovery) expense	12	(575)	212
Other		27	40
Change in working capital	14	(206)	(513)
Net cash provided by operating activities of continuing operations		982	886
Net cash provided by operating activities of discontinued operations	8	32	69
Investing activities
Expenditures on mining interests	9(g)	(1,882)	(1,982)
Deposits on mining interest expenditures		(139)	(195)
Proceeds from disposition of mining interest, net of transaction costs	17(d), 18(b)	193	8
Interest paid	9(g)	(101)	(23)
Purchases of money market investments and available-for-sale securities	14	(133)	(615)
Proceeds from maturities and sales of money market investments and available-for-sale securities, net	14	116	621
Net cash used in investing activities of continuing operations		(1,946)	(2,186)
Net cash provided by (used in) investing activities of discontinued operations	14	203	(60)
Financing activities
Debt borrowings, net of transaction costs	23	1,223	1,641
Debt repayments	23	(994)	—
Draw down of credit facility, net of repayments	23	840	—
Dividends paid to shareholders	13(b)	(488)	(486)
Common shares issued		5	3
Net cash provided by financing activities of continuing operations		586	1,158
Effect of exchange rate changes on cash and cash equivalents		—	1
Decrease in cash and cash equivalents		(143)	(132)
Cash and cash equivalents, beginning of the year		625	757
Cash and cash equivalents, end of the year	14	$482	$625
Supplemental cash flow information (note 14)

The accompanying notes form an integral part of these consolidated financial statements.

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CONSOLIDATED BALANCE SHEETS
(In millions of United States dollars)

	Note	At December 31 2014	At December 31 2013
Assets
Current assets
Cash and cash equivalents	14	$482	$625
Money market investments		53	—
Accounts receivable	25(b)	394	469
Inventories	15	772	727
Income taxes receivable		207	182
Assets held for sale	8	81	227
Other	16	158	144
		2,147	2,374
Mining interests
Owned by subsidiaries	17	22,458	22,928
Investments in associates	18	2,087	2,210
	17, 20	24,545	25,138
Goodwill	19, 20	479	1,454
Investments in securities	21	43	77
Deposits on mining interest expenditures		32	71
Deferred income taxes	12	26	19
Inventories	15	249	141
Other	22	345	290
Total assets	9	$27,866	$29,564
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$1,039	$856
Income taxes payable		45	6
Debt	23	150	997
Liabilities relating to assets held for sale	8	55	44
Other	24	167	130
		1,456	2,033
Deferred income taxes	12	4,959	5,594
Debt	23	3,442	1,510
Provisions	24	671	517
Income taxes payable		80	55
Other		83	97
Total liabilities	9	10,691	9,806
Equity
Shareholders’ equity
Common shares, stock options and restricted share units		17,261	17,191
Accumulated other comprehensive (loss) income		(5)	1
(Deficit) retained earnings		(296)	2,353
		16,960	19,545
Non-controlling interest		215	213
Total equity		17,175	19,758
Total liabilities and equity		$27,866	$29,564
Commitments and contingencies (notes 25(e)(ii) and 29); subsequent events (note 30)

Approved by the Board of Directors and authorized for issue on February 18, 2015.

Charles Jeannes, Director	Ian Telfer, Director
The accompanying notes form an integral part of these consolidated financial statements.

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CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In millions of United States dollars, shares in thousands)

	Common Shares			Accumulated Other Comprehensive Loss
	Shares issued, fully paid with no par value	Amount	Stock options and restricted share units	Investment revaluation reserve	Other	Deficit	Attributable to shareholders of Goldcorp Inc.	Non-controlling interest	Total
At January 1, 2014	812,257	$16,895	$296	$3	$(2)	$2,353	$19,545	$213	$19,758
Total comprehensive loss
Net loss	—	—	—	—	—	(2,161)	(2,161)	2	(2,159)
Other comprehensive loss	—	—	—	(6)	—	—	(6)	—	(6)
	—	—	—	(6)	—	(2,161)	(2,167)	2	(2,165)
Stock options exercised and restricted share units issued and vested (note 27(a))	1,328	46	(42)	—	—	—	4	—	4
Share-based compensation (note 27(a))	—	—	66	—	—	—	66	—	66
Dividends (note 13(b))	—	—	—	—	—	(488)	(488)	—	(488)
At December 31, 2014	813,585	$16,941	$320	$(3)	$(2)	$(296)	$16,960	$215	$17,175

	Common Shares			Accumulated Other Comprehensive Income (Loss)
	Shares issued, fully paid with no par value	Amount	Stock options and restricted share units	Investment revaluation reserve	Other	Retained earnings	Attributable to shareholders of Goldcorp Inc.	Non- controlling interest	Total
At January 1, 2013	811,519	$16,865	$252	$51	$—	$5,548	$22,716	$213	$22,929
Total comprehensive loss
Net loss	—	—	—	—	—	(2,709)	(2,709)	—	(2,709)
Other comprehensive loss	—	—	—	(48)	(2)	—	(50)	—	(50)
	—	—	—	(48)	(2)	(2,709)	(2,759)	—	(2,759)
Stock options exercised and restricted share units issued and vested (note 27(a))	738	30	(27)	—	—	—	3	—	3
Share-based compensation (note 27(a))	—	—	71	—	—	—	71	—	71
Dividends (note 13(b))	—	—	—	—	—	(486)	(486)	—	(486)
At December 31, 2013	812,257	$16,895	$296	$3	$(2)	$2,353	$19,545	$213	$19,758
The accompanying notes form an integral part of these consolidated financial statements.

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(In millions of United States dollars, except where noted)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS
Goldcorp Inc. is the ultimate parent company of its consolidated group ("Goldcorp" or "the Company"). The Company is incorporated and domiciled in Canada, and its registered office is at Suite 3400 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.
The Company is a gold producer engaged in the operation, exploration, development, and acquisition of precious metal properties in Canada, the United States, Mexico, and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, silver, copper, lead, and zinc.
At December 31, 2014, the Company’s principal producing mining properties were comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada; the Peñasquito gold/silver/lead/zinc mine and the Los Filos and El Sauzal gold mines in Mexico; the Marlin gold/silver mine in Guatemala; the Wharf gold mine in the United States; the Alumbrera gold/copper mine (37.5% interest) in Argentina; and the Pueblo Viejo gold/silver/copper mine (40.0% interest) in the Dominican Republic. The Company also owns a 39.3% equity interest in Tahoe Resources Inc. ("Tahoe"), which owns and operates the Escobal silver mine in Guatemala. The Escobal mine achieved commercial production effective January 1, 2014.
The Company’s significant development projects at December 31, 2014 included the Cerro Negro gold project in Argentina, which declared commercial production effective January 1, 2015; the Éléonore and Cochenour gold projects in Canada; the El Morro gold/copper project (70.0% interest) in Chile; and the Camino Rojo gold/silver project in Mexico.
The Wharf gold mine, the sale of which is expected to complete on February 20, 2015, was classified as a discontinued operation for the year ended December 31, 2014 (note 8). In addition, the Company's 66.7% interest in the Marigold mine in the United States, the sale of which was completed on April 4, 2014, was classified as a discontinued operation for the years ended December 31, 2014 and 2013 (note 8). On March 26, 2014, the Company disposed of its 19.5% equity interest in Primero Mining Corp. ("Primero") which was previously recognized as an investment in associate (note 18(b)).

2.	BASIS OF PREPARATION
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), effective as of December 31, 2014. IFRS comprises IFRSs, International Accounts Standards ("IASs"), and interpretations issued by the IFRS Interpretations Committee ("IFRICs") and the former Standing Interpretations Committee ("SICs").

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The significant accounting policies used in the preparation of these consolidated financial statements are as follows:

(a)	Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis, except for those assets and liabilities that are measured at revalued amounts or fair values at the end of each reporting period. Additionally, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. Certain comparatives amounts have been re-presented to conform to the current year presentation.

(b)	Currency of presentation

The Company's presentation currency is the United States ("US") dollar. All amounts are expressed in millions of US dollars, unless otherwise stated. References to C$ are to Canadian dollars.

(c)	Basis of consolidation
These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has power over an investee, when the Company is exposed, or has rights, to variable returns from the investee and when the Company has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective

GOLDCORP    |  10

(In millions of United States dollars, except where noted)

date of disposition or loss of control. The principal subsidiaries (mine sites and operating segments) of Goldcorp and their geographic locations at December 31, 2014 were as follows:

Direct parent company (mine sites and operating segments) (note 9)	Location	Ownership interest	Mining properties and development projects owned (note 17)
Red Lake Gold Mines Ontario Partnership ("Red Lake")	Canada	100%	Red Lake and Campbell Complexes, and Cochenour project
Goldcorp Canada Ltd./Goldcorp Inc. ("Porcupine")	Canada	100%	Porcupine mines
Goldcorp Canada Ltd./Goldcorp Inc. ("Musselwhite")	Canada	100%	Musselwhite mine
Les Mines Opinaca Ltée ("Éléonore")	Canada	100%	Éléonore project
Minera Peñasquito S.A. de C.V. and Camino Rojo S.A. de C.V. ("Peñasquito")	Mexico	100%	Peñasquito mines, and Camino Rojo project
Desarrollos Mineros San Luis S.A. de C.V. ("Los Filos")	Mexico	100%	Los Filos mines
Minas de la Alta Pimeria S.A. de C.V. ("El Sauzal")	Mexico	100%	El Sauzal mine (1)
Montana Exploradora de Guatemala S.A. ("Marlin")	Guatemala	100%	Marlin mine
Wharf Resources (USA) Inc. ("Wharf")	United States	100%	Wharf mine (note 8)
Oroplata S.A. ("Cerro Negro")	Argentina	100%	Cerro Negro project
Sociedad Contractual Minera El Morro ("El Morro")	Chile	70%	El Morro project

(1)	In reclamation effective January 1, 2015.
Intercompany assets and liabilities, equity, income, expenses, and cash flows between the Company and its subsidiaries are eliminated.
These consolidated financial statements also include the following investments in associates that are accounted for using the equity method (note 3(d)):

Associates (mine sites and/or operating segments) (notes 9 and 18)	Location	Ownership interest	Mining properties (note 17)
Minera Alumbrera Limited ("Alumbrera")	Argentina	37.5%	Alumbrera mine
Pueblo Viejo Dominicana Corporation ("Pueblo Viejo")	Dominican Republic	40.0%	Pueblo Viejo mine
Tahoe	Guatemala	39.3%	Escobal mine

(d)	Investments in associates

The Company conducts a portion of its business through equity interests in associates. An associate is an entity over which the Company has significant influence, and is neither a subsidiary nor a joint venture. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies.

The Company accounts for its investments in associates using the equity method, except when classified as held for sale. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company's share of earnings and losses of the associate, after any adjustments necessary to give effect to uniform accounting policies, any other movement in the associate's reserves, and for impairment losses after the initial recognition date. The total carrying amount of the Company's investments in associates also include any long-term debt interests which in substance form part of the Company's net investment. The Company’s share of an associate’s losses that are in excess of its investment in the associate are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company's share of earnings and losses of associates are recognized in net earnings during the period. Dividends and repayment of capital received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment. The Company’s investments in associates are included in mining interests on the Consolidated Balance Sheets.

Unrealized gains and losses between the Company and its associates are recognized only to the extent of unrelated investors’ interests in the associates. Intercompany balances and interest expense and income arising on loans and borrowings between the Company and its associates are not eliminated.

GOLDCORP    |  11

(In millions of United States dollars, except where noted)

(e)	Impairment of investments in associates

At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in an associate is impaired. Objective evidence includes observable data indicating there is a measurable decrease in the estimated future cash flows of the associate’s operations. When there is objective evidence that an investment in associate is impaired, the carrying amount of such investment is compared to its recoverable amount, being the higher of its fair value less costs of disposals ("FVLCD") and value-in-use ("VIU"). If the recoverable amount of an investment in associate is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period in which the relevant circumstances are identified. When an impairment loss reverses in a subsequent period, the carrying amount of the investment in associate is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in net earnings in the period in which the reversal occurs.

(f)	Business combinations

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return to the Company and its shareholders in the form of dividends, lower costs or other economic benefits. A business consists of inputs, including non-current assets, and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company and its shareholders. A business also includes those assets and liabilities that do not necessarily have all the inputs and processes required to produce outputs, but can be integrated with the inputs and processes of the Company to create outputs. When acquiring a set of activities or assets in the exploration and development stage, which may not have outputs, the Company considers other factors to determine whether the set of activities or assets is a business. Those factors include, but are not limited to, whether the set of activities or assets:

(i)	Has begun planned principal activities;

(ii)	Has employees, intellectual property and other inputs and processes that could be applied to those inputs;

(iii)	Is pursuing a plan to produce outputs; and

(iv)	Will be able to obtain access to customers that will purchase the outputs.
Not all of the above factors need to be present for a particular integrated set of activities or assets in the exploration and development stage to qualify as a business.

Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at 100% of their fair values at acquisition date. The acquisition date is the date at which the Company obtains control over the acquiree, which is generally the date that consideration is transferred and the Company acquires the assets and assumes the liabilities of the acquiree. The Company considers all relevant facts and circumstances in determining the acquisition date.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the fair values of the assets at the acquisition date transferred by the Company, the liabilities, including contingent consideration, incurred and payable by the Company to former owners of the acquiree and the equity interests issued by the Company. The measurement date for equity interests issued by the Company is the acquisition date. Acquisition-related costs, other than costs to issue debt or equity securities of the acquirer, are expensed as incurred. The costs to issue equity securities of the Company as consideration for the acquisition are reduced from share capital as share issue costs.

It generally requires time to obtain the information necessary to identify and measure the following as of the acquisition date:

(i)	The identifiable assets acquired, liabilities assumed and any non-controlling interest in the acquiree;

(ii)	The consideration transferred in exchange for an interest in the acquiree;

(iii)	In a business combination achieved in stages, the equity interest in the acquiree previously held by the acquirer; and

(iv)	The resulting goodwill or gain on a bargain purchase.
If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete.

GOLDCORP    |  12

(In millions of United States dollars, except where noted)

During the measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, the Company will also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.

Non-controlling interests are recorded at their proportionate share of the fair value of identifiable net assets acquired on initial recognition. The excess of: (i) total consideration transferred by the Company, measured at fair value, including contingent consideration, and (ii) the non-controlling interests in the acquiree, over the fair value of net assets acquired, is recorded as goodwill.

(g)	Discontinued operation

A discontinued operation is a component of the Company that either has been disposed of, or is classified as held for sale, and: (i) represents a separate major line of business or geographical area of operation; (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operation; or (iii) is a subsidiary acquired exclusively with a view to resell.

A component of the Company comprises an operation and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.

(h)	Assets and liabilities held for sale

A non-current asset or disposal group of assets and liabilities ("disposal group") is classified as held for sale when the following criteria are met:

(i)	The non-current asset or disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets or disposal groups; and

(ii)	The sale of the non-current asset or disposal group is highly probable. For the sale to be highly probable:

a.	The appropriate level of management must be committed to a plan to sell the asset or disposal group;

b.	An active program to locate a buyer and complete the plan must have been initiated;

c.	The non-current asset or disposal group must be actively marketed for sale at a price that is reasonable in relation to its current fair value;

d.	The sale should be expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale (with certain exceptions); and

e.	Actions required to complete the plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Non-current assets and disposal groups are classified as held for sale from the date these criteria are met and are measured at the lower of the carrying amount and FVLCD. If the FVLCD is lower than the carrying amount, an impairment loss is recognized in net earnings. Upon classification as held for sale, non-current assets are no longer depreciated.

(i)	Foreign currency translation

The functional and presentation currency of the Company and each of its subsidiaries, associates and joint ventures is the US dollar. Accordingly, foreign currency transactions and balances of the Company’s subsidiaries, associates and joint ventures are translated as follows: (i) monetary assets and liabilities denominated in currencies other than the US dollar ("foreign currencies") are translated into US dollars at the exchange rates prevailing at the balance sheet date; (ii) non-monetary assets denominated in foreign currencies and measured at other than fair value are translated using the rates of exchange at the transaction dates; (iii) non-monetary assets denominated in foreign currencies that are measured at fair value are translated using the rates of exchange at the dates those fair values are determined; and (iv) income statement items denominated in foreign currencies are translated using the average monthly exchange rates, except for depreciation and depletion which is translated at historical exchange rates.

GOLDCORP    |  13

(In millions of United States dollars, except where noted)

Foreign exchange gains and losses are recognized in net earnings and presented in the Consolidated Statements of Loss in accordance with the nature of the transactions to which the foreign currency gains and losses relate. Unrealized foreign exchange gains and losses on cash and cash equivalent balances denominated in foreign currencies are disclosed separately in the Consolidated Statements of Cash Flows.

(j)	Revenue recognition

The Company includes proceeds from the sale of all metals in revenue. The Company’s primary product is gold and other metals produced as part of the extraction process are considered to be by-products arising from the production of gold. Revenue from the sale of metals is recognized when the significant risks and rewards of ownership have passed to the buyer; it is probable that economic benefits associated with the transaction will flow to the Company; the sale price can be measured reliably; the Company has no significant continuing involvement; and the costs incurred or to be incurred in respect of the transaction can be measured reliably. In circumstances where title is retained to protect the financial security interests of the Company, revenue is recognized when the significant risks and rewards of ownership have passed to the buyer.

The initial sales price of the Company’s concentrate metal sales is determined on a provisional basis at the date of sale. The final sales price is based on the monthly average London Metal Exchange or London Bullion Market Association prices with monthly movements between the provisional and final pricing recognized in revenue. The period between provisional invoicing and final pricing, or settlement period, is typically between 30 and 120 days. Revenue on provisionally priced sales is recognized based on the estimated fair value of the total consideration receivable. These provisional sales contain an embedded derivative instrument which represents the forward contract for which the provisional sale is subsequently adjusted and is required to be separated from the host contract. Accordingly, the fair value of the final sales price adjustment is re-estimated by reference to forward market prices at each period end and changes in fair value are recognized as an adjustment to revenue. Accounts receivable for metal concentrate sales are therefore measured at fair value. Refining and treatment charges are netted against revenues from metal concentrate sales.

(k)	Earnings per share

Earnings per share calculations are based on the weighted average number of common shares outstanding during the period. For calculations of diluted earnings per share, the weighted average number of common shares outstanding are adjusted to include the effects of restricted share units and dilutive stock options, whereby proceeds from the potential exercise of dilutive stock options with exercise prices that are below the average market price of the underlying shares are assumed to be used in purchasing the Company’s common shares at their average market price for the period. The dilutive effect of the Company’s convertible senior notes is determined by adjusting the numerator for interest expensed during the period, net of tax, and for changes in the fair value of the conversion feature of the outstanding notes recognized in net earnings during the period, and the denominator for the additional weighted average number of common shares on an if converted basis as at the beginning of the period.

(l)	Cash and cash equivalents

Cash and cash equivalents include cash and short-term money market investments that are readily convertible to cash with original terms of three months or less.

(m)	Inventories and stockpiled ore

Finished goods, work-in-process, heap leach ore and stockpiled ore are measured at the lower of average cost and net realizable value. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future costs to convert the inventories into saleable form and estimated costs to sell. At operations where the ore extracted contains significant amounts of metals other than gold, primarily silver, copper, lead and zinc, cost is allocated between the joint products on a pro-rata basis. Incremental processing costs directly related to a joint product are allocated to that metal. Where insignificant amounts of metals other than gold are produced during the production process, these by-products are valued at their estimated net realizable value.

Ore extracted from the mines is stockpiled and subsequently processed into finished goods (gold and by-products in doré or concentrate form). Costs are included in work-in-process inventory based on current costs incurred up to the point prior to the refining process, including applicable depreciation and depletion of mining interests, and removed at the average cost per recoverable ounce of gold. The average costs of finished goods represent the average costs of work-in-process inventories incurred prior to the refining process, plus applicable refining costs.

The recovery of gold and by-products from certain oxide ore is achieved through a heap leaching process at the Peñasquito, Los Filos, Marigold (note 8) and Wharf mines (note 8). Under this method, ore is stacked on leach pads and treated with a chemical solution

GOLDCORP    |  14

(In millions of United States dollars, except where noted)

that dissolves the gold contained within the ore. The resulting pregnant solution is further processed in a plant where the gold is recovered. Costs are included in heap leach ore inventory based on current mining and leaching costs, including applicable depreciation and depletion of mining interests, and removed from heap leach ore inventory as ounces of gold are recovered at the average cost per recoverable ounce of gold on the leach pads. Estimates of recoverable gold on the leach pads are calculated based on the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data), and a recovery percentage (based on ore type).

Supplies are measured at average cost. In the event that the net realizable value of the finished product, the production of which the supplies are held for use in, is lower than the expected cost of the finished product, the supplies are written down to net realizable value. Replacement costs of supplies are generally used as the best estimate of net realizable value.

The costs of inventories sold during the period are presented as mine operating costs in the Consolidated Statements of Loss.

(n)	Mining interests

Mining interests include mining properties, related plant and equipment, and the Company's investments in associates (note 3(d)).

Mining properties

Mining properties are comprised of reserves, resources and exploration potential. The value associated with resources and exploration potential is the value beyond proven and probable reserves.

Resources represent the property interests that are believed to potentially contain economic mineralized material such as inferred material within pits; measured, indicated and inferred resources with insufficient drill spacing to qualify as proven and probable reserves; and inferred resources in close proximity to proven and probable reserves. Exploration potential represents the estimated mineralized material contained within: (i) areas adjacent to existing reserves and mineralization located within the immediate mine area; (ii) areas outside of immediate mine areas that are not part of measured, indicated, or inferred resources; and (iii) greenfields exploration potential that is not associated with any other production, development, or exploration stage property.

Recognition

Capitalized costs of mining properties include the following:

(i)	Costs of acquiring production, development and exploration stage properties in asset acquisitions;

(ii)	Costs attributed to mining properties acquired in business combinations;

(iii)	Expenditures incurred to develop mining properties;

(iv)	Economically recoverable exploration and evaluation expenditures;

(v)	Borrowing costs incurred that are attributable to qualifying mining properties;

(vi)	Certain costs incurred during production, net of proceeds from sales, prior to reaching operating levels intended by management; and

(vii)	Estimates of reclamation and closure costs (note 3(r)).

Acquisitions:

The cost of acquiring a mining property either as an individual asset purchase or as part of a business combination is capitalized and represents the property’s fair value at the date of acquisition. Fair value is determined by estimating the value of the property’s reserves, resources and exploration potential.

Development expenditures:

Drilling and related costs incurred to define and delineate a mineral deposit that has not been classified as proven and probable reserves are capitalized and included in the carrying amount of the related property in the period incurred, when management determines that it is probable that the expenditures will result in a future economic benefit to the Company.

GOLDCORP    |  15

(In millions of United States dollars, except where noted)

In open pit mining operations, it is necessary to incur costs to remove overburden and other mine waste materials in order to access the ore body (stripping costs). Stripping costs incurred prior to the production stage of a mining property (pre-stripping costs) are capitalized as part of the carrying amount of the related mining property.

Exploration and evaluation expenditures:

The costs of acquiring rights to explore, exploratory drilling and related costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit which contain proven and probable reserves are exploration and evaluation expenditures and are expensed as incurred to the date of establishing that costs incurred are economically recoverable. Exploration and evaluation expenditures incurred subsequent to the establishment of economic recoverability are capitalized and included in the carrying amount of the related mining property.

Management uses the following criteria in its assessments of economic recoverability and probability of future economic benefit:

(i)	Geology: there is sufficient geologic certainty of converting a mineral deposit into a proven and probable reserve. There is a history of conversion to reserves at operating mines;

(ii)
Scoping or feasibility: there is a scoping study or preliminary feasibility study that demonstrates the additional reserves and resources will generate a positive commercial outcome. Known metallurgy provides a basis for concluding there is a significant likelihood of being able to recover the incremental costs of extraction and production;

(iii)	Accessible facilities: the mineral deposit can be processed economically at accessible mining and processing facilities where applicable;

(iv)
Life of mine plans: an overall life of mine plan and economic model to support the economic extraction of reserves and resources exists. A long-term life of mine plan and supporting geological model identifies the drilling and related development work required to expand or further define the existing ore body; and

(v)	Authorizations: operating permits and feasible environmental programs exist or are obtainable.

Prior to capitalizing exploratory drilling, evaluation, development and related costs, management determines that the following conditions have been met:

(i)	It is probable that a future economic benefit will flow to the Company;

(ii)	The Company can obtain the benefit and controls access to it;

(iii)	The transaction or event giving rise to the future economic benefit has already occurred; and

(iv)	Costs incurred can be measured reliably.

Borrowing costs:

Borrowing costs incurred that are attributable to acquiring and developing exploration and development stage mining properties and constructing new facilities (qualifying assets) are capitalized and included in the carrying amounts of qualifying assets until those qualifying assets are ready for their intended use, which in the case of mining properties, is when the mining property reaches commercial production. Capitalization commences on the date that expenditures for the qualifying asset are being incurred, borrowing costs are being incurred by the Company and activities that are necessary to prepare the qualifying asset for its intended use are being undertaken. All other borrowing costs are expensed in the period in which they are incurred. For funds obtained from general borrowing, the amount capitalized is calculated using a weighted average of rates applicable to the borrowings during the period. For funds borrowed that are directly attributable to a qualifying asset, the amount capitalized represents the actual borrowing costs incurred on the specific borrowings.

Costs incurred during production:

Capitalization of costs incurred ceases when the mining property is capable of operating at levels intended by management. Costs incurred prior to this point, including depreciation of related plant and equipment, are capitalized and proceeds from sales during this period are offset against costs capitalized.

Development costs incurred to maintain current production are included in mine operating costs. These costs include the development and access (tunnelling) costs of production drifts to develop the ore body in the current production cycle.

GOLDCORP    |  16

(In millions of United States dollars, except where noted)

During the production phase of a mine, stripping costs incurred that provide access to a component of reserves and resources that will be produced in future periods and that would not have otherwise been accessible are capitalized ("stripping activity asset"). The costs qualifying for capitalization are those costs directly incurred to perform the stripping activity that improves access to the identified component of ore, plus an allocation of directly attributable overhead costs, and which are determined using a strip ratio methodology. The strip ratio represents the ratio of the estimated total volume of waste material to the estimated total quantity of economically recoverable ore of the component of the reserves and resources for which access has been improved.The stripping activity asset is included as part of the carrying amount of the mining property. Capitalized stripping costs are amortized based on the estimated recoverable ounces contained in reserves and resources that directly benefit from the stripping activities. Costs for waste removal that do not give rise to future economic benefits are included in mine operating costs in the period in which they are incurred.

Measurement

Mining properties are recorded at cost less accumulated depletion and impairment losses.

Depletion:

The carrying amounts of mining properties are depleted using the unit-of-production method over the estimated recoverable ounces, when the mine is capable of operating at levels intended by management. Under this method, depletable costs are multiplied by the number of ounces produced, and divided by the estimated recoverable ounces contained in proven and probable reserves and a portion of resources where it is considered highly probable that those resources will be economically extracted. During the year ended December 31, 2014, depletion expense would increase by $43 million (2013 – $43 million) if resources were excluded from recoverable ounces.

A mine is capable of operating at levels intended by management when:

(i)	Operational commissioning of major mine and plant components is complete;

(ii)	Operating results are being achieved consistently for a period of time;

(iii)	There are indicators that these operating results will be continued; and

(iv)
Other factors are present, including one or more of the following: A significant portion of plant/mill capacity has been achieved; a significant portion of available funding is directed towards operating activities; a pre-determined, reasonable period of time has passed; or significant milestones for the development of the mining property have been achieved.

Management reviews the estimated total recoverable ounces contained in depletable reserves and resources at each financial year end, and when events and circumstances indicate that such a review should be made. Changes to estimated total recoverable ounces contained in depletable reserves and resources are accounted for prospectively.

Impairment:

At the end of each reporting period, the Company reviews its mining properties and plant and equipment at the cash-generating unit ("CGU") level to determine whether there is any indication that these assets are impaired. If any such indication exists, the recoverable amount of the relevant CGU is estimated in order to determine the extent of impairment. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The Company’s CGUs are its significant mine sites, represented by its principal producing mining properties and significant development projects. In certain circumstances, where the recoverable amount of an individual asset can be determined, impairment is performed at the individual asset level.

The recoverable amount of a mine site is the greater of its FVLCD and VIU. In determining the recoverable amounts of each of the Company’s mine sites, the Company uses the FVLCD as this will generally be greater than or equal to the VIU. When there is no binding sales agreement, FVLCD is estimated as the discounted future after-tax cash flows expected to be derived from a mine site, less an amount for costs to sell estimated based on similar past transactions. When discounting estimated future after-tax cash flows, the Company uses its after-tax weighted average cost of capital. Estimated cash flows are based on expected future production, metal selling prices, operating costs and capital expenditures. If the recoverable amount of a mine site is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. The carrying amount of each mine site includes the carrying amounts of mining properties, plant and equipment, goodwill and related deferred income tax balances, net of the mine site reclamation and closure cost provision. In addition, the carrying amounts of the Company’s corporate assets are allocated to the relevant mine sites for impairment purposes. Impairment losses are recognized in net earnings in the period in which they are incurred. The allocation

GOLDCORP    |  17

(In millions of United States dollars, except where noted)

of an impairment loss, if any, for a particular mine site to its mining properties and plant and equipment is based on the relative carrying amounts of those assets at the date of impairment. Those mine sites which have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When an impairment loss reverses in a subsequent period, the revised carrying amount shall not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset previously, less subsequent depreciation and depletion. Reversals of impairment losses are recognized in net earnings in the period in which the reversals occur.

Plant and equipment

Plant and equipment are recorded at cost less accumulated depreciation and impairment losses. Costs capitalized for plant and equipment include borrowing costs incurred that are attributable to qualifying plant and equipment. The carrying amounts of plant and equipment are depreciated using either the straight-line or unit-of-production method over the shorter of the estimated useful life of the asset or the life of mine. The significant classes of depreciable plant and equipment and their estimated useful lives are as follows:

Mill and mill components	life of mine
Underground infrastructure	life of mine
Mobile equipment components	3 to 15 years

Assets under construction are depreciated when they are substantially complete and available for their intended use, over their estimated useful lives.

Management reviews the estimated useful lives, residual values and depreciation methods of the Company’s plant and equipment at the end of each financial year, and when events and circumstances indicate that such a review should be made. Changes to estimated useful lives, residual values or depreciation methods resulting from such review are accounted for prospectively.

Derecognition

Upon disposal or abandonment, the carrying amounts of mining properties and plant and equipment are derecognized and any associated gains or losses are recognized in net earnings.

(o)	Goodwill

Goodwill typically arises on the Company’s acquisitions due to: (i) the ability of the Company to capture certain synergies through management of the acquired operation within the Company; (ii) the potential to increase reserves and resources through exploration activities; and (iii) the requirement to record a deferred tax liability for the difference between the assigned fair values and the tax bases of assets acquired and liabilities assumed.

Goodwill is not amortized. The Company performs an impairment test for goodwill at each financial year end and when events or changes in circumstances indicate that the related carrying amount may not be recoverable. If the carrying amount of a mine site to which goodwill has been allocated exceeds the recoverable amount, an impairment loss is recognized for the amount in excess. The impairment loss is allocated first to reduce the carrying amount of goodwill allocated to the mine site to nil and then to the other assets of the mine site based on the relative carrying amounts of those assets. Impairment losses recognized for goodwill are not reversed in subsequent periods should its value recover.

Upon disposal or abandonment of a mine site, the carrying amount of goodwill allocated to that mine site is derecognized and included in the calculation of the gain or loss on disposal or abandonment.

(p)	Leases

In addition to contracts which take the legal form of a lease, other significant contracts are assessed to determine whether, in substance, they are or contain a lease, if the contractual arrangement contains the use of a specific asset and the right to use that asset. Where the Company receives substantially all the risks and rewards of ownership of the asset, these assets are capitalized at the lower of the fair value of the leased asset or the estimated present value of the minimum lease payments. The corresponding lease obligation is included within other liabilities and accretion expense is recognized over the term of the lease. Operating leases are not capitalized and payments are included in the Consolidated Statements of Loss on a straight-line basis over the lease term.

GOLDCORP    |  18

(In millions of United States dollars, except where noted)

(q)	Income taxes

The Company uses the liability method of accounting for income taxes. Under the liability method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, unused tax losses and other income tax deductions. Deferred income tax assets are recognized for deductible temporary differences, unused tax losses and other income tax deductions to the extent that it is probable the Company will have taxable income against which those deductible temporary differences, unused tax losses and other income tax deductions can be utilized. The extent to which deductible temporary differences, unused tax losses and other income tax deductions are expected to be realized is reassessed at the end of each reporting period.

In a business combination, temporary differences arise as a result of differences between the fair values of identifiable assets and liabilities acquired and their respective tax bases. Deferred income tax assets and liabilities are recognized for the tax effects of these differences. Deferred income tax assets and liabilities are not recognized for temporary differences arising from goodwill or from the initial recognition of assets and liabilities acquired in a transaction other than a business combination which do not affect either accounting or taxable income or loss.

Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the related assets are realized or the liabilities are settled. The measurement of deferred income tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover and settle the carrying amounts of its assets and liabilities, respectively. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the period in which the change is substantively enacted.

The Company records foreign exchange gains and losses representing the impacts of movements in foreign exchange rates on the tax bases of non-monetary assets and liabilities which are denominated in foreign currencies. Foreign exchange gains and losses relating to deferred income taxes are included in deferred income tax expense or recovery in the Consolidated Statements of Loss.

Current and deferred income tax expense or recovery are recognized in net earnings except when they arise as a result of items recognized in other comprehensive income or directly in equity, in which case the related current and deferred income taxes are also recognized in other comprehensive income or directly in equity, respectively.

(r)	Provisions

Provisions are liabilities that are uncertain in timing or amount. The Company records a provision when and only when:

(i)	The Company has a present obligation (legal or constructive) as a result of a past event;

(ii)	It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

(iii)	A reliable estimate can be made of the amount of the obligation.
Constructive obligations are obligations that derive from the Company’s actions where:

(i)
By an established pattern of past practice, published policies or a sufficiently specific current statement, the Company has indicated to other parties that it will accept certain responsibilities; and

(ii)	As a result, the Company has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

Provisions are reviewed at the end of each reporting period and adjusted or reversed to reflect management’s current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. Provisions are reduced by actual expenditures for which the provision was originally recognized. Where discounting has been used, the carrying amount of a provision is accreted during the period to reflect the passage of time. This accretion expense is included in finance costs in the Consolidated Statements of Loss.

GOLDCORP    |  19

(In millions of United States dollars, except where noted)

Reclamation and closure cost obligations

The Company records a provision for the estimated future costs of reclamation and closure of operating, closed and inactive mines and development projects when environmental disturbance occurs or a constructive obligation arises. Future costs represent management’s best estimates which incorporate assumptions on the effects of inflation, movements in foreign exchange rates and the effects of country and other specific risks associated with the related liabilities. These estimates of future costs are discounted to net present value using the risk-free interest rate applicable to the future cash outflows. The provision for the Company’s reclamation and closure cost obligations is accreted over time to reflect the unwinding of the discount with the accretion expense included in finance costs in the Consolidated Statements of Loss. The provision for reclamation and closure cost obligations is remeasured at the end of each reporting period for changes in estimates or circumstances. Changes in estimates or circumstances include changes in legal or regulatory requirements, increased obligations arising from additional mining and exploration activities, changes to cost estimates and changes to the risk-free interest rates.

Reclamation and closure cost obligations relating to operating mines and development projects are initially recorded with a corresponding increase to the carrying amounts of related mining properties. Changes to the obligations which may arise as a result of changes in estimates and assumptions are also accounted for as changes in the carrying amounts of related mining properties, except where a reduction in the obligation is greater than the capitalized reclamation and closure costs, in which case, the capitalized reclamation and closure costs are reduced to nil and the remaining adjustment is included in production costs in the Consolidated Statements of Loss. Reclamation and closure cost obligations related to inactive and closed mines are included in production costs in the Consolidated Statements of Loss on initial recognition and subsequently when remeasured.

(s)	Financial instruments

Measurement – initial recognition

On initial recognition, all financial assets and financial liabilities are recorded at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as at fair value through profit or loss ("FVTPL"). The directly attributable transaction costs of financial assets and liabilities classified as at FVTPL are expensed in the period in which they are incurred.

Classification and measurement – subsequent to initial recognition

Subsequent measurement of financial assets and liabilities depends on the classifications of such assets and liabilities.

Classified as at fair value through profit or loss:

Financial assets and liabilities classified as at FVTPL are measured at fair value with changes in fair values recognized in net earnings. Financial assets and liabilities are classified as at FVTPL when: (i) they are acquired or incurred principally for short-term profit taking and/or meet the definition of a derivative (held-for-trading); or (ii) they meet the criteria for being designated as at FVTPL and have been designated as such on initial recognition. A contract to buy or sell non-financial items that can be settled net in cash, which include non-financial items that are readily convertible to cash, that has not been entered into and held for the purpose of receipt or delivery of non-financial items in accordance with the Company's expected purchase, sale or use meets the definition of a non-financial derivative.

A contract that will or may be settled in the entity’s own equity instruments and is a derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company’s own equity instruments is classified as a financial liability as at FVTPL.

Classified as available-for-sale:

A financial asset is classified as available-for-sale when: (i) it is not classified as a loan and receivable, a held-to-maturity investment or as at FVTPL; or (ii) it is designated as available-for-sale on initial recognition. The Company’s investments in marketable securities and equity securities are classified as available-for-sale and are measured at fair value with mark-to-market gains and losses recognized in other comprehensive income (loss) ("OCI") and accumulated in the investment revaluation reserve within equity until the financial assets are derecognized or there is objective evidence that the financial assets are impaired. When available-for-sale investments in marketable securities and equity securities are derecognized, the cumulative mark-to-market gains or losses that had been previously recognized in OCI are reclassified to earnings for the period. When there is objective evidence that an available-for-sale financial asset is impaired, the cumulative loss that had been previously recognized in OCI is reclassified to earnings for the period.

GOLDCORP    |  20

(In millions of United States dollars, except where noted)

Loans and receivables, held-to-maturity investments, and other financial liabilities:

Financial assets classified as loans and receivables, held-to-maturity investments, and other financial liabilities are measured at amortized cost using the effective interest method. The effective interest method calculates the amortized cost of a financial asset or financial liability and allocates the effective interest income or interest expense over the term of the financial asset or financial liability, respectively. The interest rate is the rate that exactly discounts estimated future cash receipts or payments throughout the term of the financial instrument to the net carrying amount of the financial asset or financial liability, respectively.

When there is objective evidence that an impairment loss on a financial asset measured at amortized cost has been incurred, an impairment loss is recognized in net earnings for the period measured as the difference between the financial asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's effective interest rate at initial recognition.

Impairment

The Company assesses at the end of each reporting period whether there is objective evidence that financial assets are impaired. A financial asset is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset that has a negative impact on the estimated future cash flows of the financial asset that can be reliably estimated.

Compound instruments

The Company recognizes separately the components of a financial instrument that: (i) creates a financial liability of the Company; and (ii) grants an option to the holder of the instrument to convert it into an equity instrument of the Company (provided the conversion option meets the definition of equity). An option to convert into an equity instrument is classified as a financial liability when either the holder or the issuer of the option has a choice over how it is settled. Transaction costs of a compound instrument are allocated to the components of the instrument in proportion to the allocation of the proceeds on initial recognition. Transaction costs allocated to the debt component are deducted from the carrying amount of the debt and included in the determination of the effective interest rate used to record interest expense during the period to maturity of the debt. Transaction costs allocated to the derivative liability component are expensed on initial recognition as with all other financial assets and liabilities classified as at FVTPL. Transaction costs allocated to the equity component are deducted from equity as share issue costs.

Until the liability is settled, the fair value of the conversion feature of the Company’s convertible senior notes, which is classified as a financial liability, is re-measured at the end of each reporting period with changes in fair value recognized in net earnings. The fair value is estimated using an option pricing model based on a discounted cash flow model utilizing a discount rate which incorporates an option adjusted credit spread, and the trading price of the notes at the balance sheet date.

(t)	Share-based payments

The fair value of the estimated number of stock options and restricted share units ("RSUs") awarded to employees, officers and directors that will eventually vest, determined as of the date of grant, is recognized as share-based compensation expense within corporate administration expense in the Consolidated Statements of Loss over the vesting period of the stock options and RSUs, with a corresponding increase to equity. The fair value of stock options is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. The fair value of RSUs is the market value of the underlying shares as of the date of grant. Stock options and RSUs with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. Changes to the estimated number of awards that will eventually vest are accounted for prospectively.

Performance share units ("PSUs") and phantom restricted units ("PRUs") are settled in cash. The fair value of the estimated number of PSUs and PRUs awarded that will eventually vest, determined as of the date of grant, is recognized as share-based compensation expense within corporate administration expense in the Consolidated Statements of Loss over the vesting period, with a corresponding amount recorded as a liability. Until the liability is settled, the fair value of the PSUs and PRUs is re-measured at the end of each reporting period and at the date of settlement, with changes in fair value recognized as share-based compensation expense or recovery over the vesting period. The fair value of the PSUs are estimated using a binomial model to determine the expected market value of the underlying Goldcorp shares on settlement date, multiplied by the expected target settlement percentage. The fair value of PRUs is the market value of the underlying shares as of the date of valuation.

GOLDCORP    |  21

(In millions of United States dollars, except where noted)

(u)	Non-controlling interests

Non-controlling interests in the Company’s less than wholly-owned subsidiaries are classified as a separate component of equity. On initial recognition, non-controlling interests are measured at their proportionate share of the acquisition date fair value of identifiable net assets of the related subsidiary acquired by the Company. Subsequent to the acquisition date, adjustments are made to the carrying amount of non-controlling interests for the non-controlling interests’ share of changes to the subsidiary’s equity. Adjustments to recognize the non-controlling interests’ share of changes to the subsidiary’s equity are made even if this results in the non-controlling interests having a deficit balance.

Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interests is adjusted to reflect the change in the non-controlling interests’ relative interests in the subsidiary and the difference between the adjustment to the carrying amount of non-controlling interests and the Company’s share of proceeds received and/or consideration paid is recognized directly in equity and attributed to shareholders of the Company.

4.	CHANGES IN ACCOUNTING STANDARDS
Application of new and revised accounting standards
The Company has applied the following new and revised IFRSs in these audited consolidated financial statements:

•
IFRIC 21 – Levies ("IFRIC 21"), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets ("IAS 37"), clarifies that the obligating event, as defined by IAS 37, that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The Company has applied IFRIC 21 on a retrospective basis in compliance with the transitional requirements of IFRIC 21. The application of IFRIC 21, which was effective January 1, 2014, did not result in any adjustments to the Company's consolidated financial statements.

•	The IASB made certain amendments to the following IFRSs and IASs effective January 1, 2014:
IFRS 10 – Consolidated Financial Statements
IFRS 12 – Disclosure of Interests in Other Entities
IAS 27 – Separate Financial Statements
IAS 32 – Financial Instruments: Presentation
IAS 36 – Impairment of Assets
IAS 39 – Financial Instruments: Recognition and Measurement
The amendments did not have an impact on the Company's consolidated financial statements.The Company has not early adopted any other amendment, standard or interpretation that has been issued by the IASB but is not yet effective.

GOLDCORP    |  22

(In millions of United States dollars, except where noted)

5.	CHANGES IN ACCOUNTING STANDARDS NOT YET EFFECTIVE
Revenue recognition
In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts; IAS 18 – Revenue; IFRIC 13 – Customer Loyalty Programmes; IFRIC 15 – Agreements for the Construction of Real Estate; IFRIC 18 – Transfers of Assets from Customers; and SIC 31 – Revenue – Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.
Financial instruments
In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments ("IFRS 9") to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking 'expected loss' impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.
Annual improvements
In December 2013, the IASB issued the Annual Improvements 2010-2012 and 2011-2013 cycles, effective for annual periods beginning on or after July 1, 2014. In September 2014, the IASB issued the Annual Improvements 2012-2014 cycle, effective for annual periods beginning on or after July 1, 2016. These Annual Improvements made necessary but non-urgent amendments to existing IFRSs. These amendments are not expected to have a significant impact on the Company's consolidated financial statements.

6.	CRITICAL JUDGEMENT IN APPLYING ACCOUNTING POLICIES
The critical judgements that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations (note 7), that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

(a)	Operating levels intended by management

Prior to a mine being capable of operating at levels intended by management, costs incurred are capitalized as part of the costs of the related mining properties and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when the mine is capable of operating at levels intended by management. Management considers several factors (note 3(n)) in determining when a mining property is capable of operating at levels intended by management.

The Company determined that the Cerro Negro mine was capable of operating at levels intended by management effective January 1, 2015. The Company determined that the Pueblo Viejo mine, in which the Company holds a 40% equity interest, was capable of operating at levels intended by management effective January 1, 2013.

(b)	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

(c)	Functional currency

The functional currency for each of the Company’s subsidiaries and investments in associates, is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity is the US dollar. Determination of functional currency may involve certain judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

GOLDCORP    |  23

(In millions of United States dollars, except where noted)

(d)	Asset held for sale

The Company applies judgment to determine whether an asset or disposal group is available for immediate sale in its present condition and that its sale is highly probable and therefore should be classified as held for sale at the balance sheet date. Conditions that support a highly probable sale include the following: an appropriate level of management is committed to a plan to sell the asset or disposal group, an active program to locate a buyer and complete the plan has been initiated, the asset or disposal group has been actively marketed for sale at a price that is reasonable in relation to its current fair value, and the sale of the asset or disposal group is expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale. At December 31, 2014 and 2013, the Company concluded that the assets and liabilities of Wharf and Marigold, respectively, met the criteria for classification as held for sale. Accordingly, the group of assets and liabilities were presented separately under current assets and current liabilities, respectively, and measured at the lower of its carrying amount and FVLCD, Wharf being its carrying amount and Marigold being its FVLCD. The assets of Wharf and Marigold ceased to be depreciated while they were classified as held for sale.

7.	KEY SOURCES OF ESTIMATION UNCERTAINTY
The preparation of consolidated financial statements requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Actual future outcomes could differ from present estimates and assumptions, potentially having material future effects on the Company’s consolidated financial statements. Estimates are reviewed on an ongoing basis and are based on historical experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

(a)	Impairment of mining interests and goodwill

The Company considers both external and internal sources of information in assessing whether there are any indications that mining interests and goodwill are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests and goodwill. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. In assessing whether there is objective evidence that the Company’s mining interests represented by its investments in associates are impaired, the Company’s management considers observable data including the carrying amounts of the investees’ net assets as compared to their market capitalization (note 20).

In determining the recoverable amounts of the Company’s mining interests and goodwill, the Company makes estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. The projected cash flows are significantly affected by changes in assumptions related to metal selling prices, future capital expenditures, changes in the amount of recoverable reserves, resources, and exploration potential, production cost estimates, discount rates and exchange rates.

Continued access to the estimated recoverable reserves, resources and exploration potential of the Company’s mining interests and goodwill is a key assumption in determining their recoverable amounts. The ability to maintain existing or obtain necessary mining concessions, surface rights title, and water concessions is integral to the access of the reserves, resources and exploration potential (note 7(h)(i)). A mining concession gives its holder the right to carry out mining activities in the area covered by that concession and take ownership of any minerals found, but it does not always grant surface access rights. In some jurisdictions surface access rights must be separately negotiated with the owner of the surface lands and in the event of a dispute or failed negotiations, administrative legal process may be available. In other jurisdictions, surface access rights may be granted along with mining rights. Water concessions provides its holder the right to specified levels of water usage and are granted based on water availability in the source area.

Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or the impact of adverse current economic conditions can result in a write-down of the carrying amounts of the Company’s mining interests and/or goodwill.

During the year ended December 31, 2014, the Company recognized an impairment expense of $2,999 million (2013 – $3,073 million including discontinued operation (note 8)), in respect of the carrying amounts of certain mining interests (note 20). The $2,999 million

GOLDCORP    |  24

(In millions of United States dollars, except where noted)

(2013 – $3,073 million) of impairment expense recognized included $975 million (2013 – $283 million) of impairment charges for goodwill.

At December 31, 2014, the carrying amounts of the Company’s mining interests and goodwill were $24,545 million and $479 million, respectively (December 31, 2013 – $25,138 million and $1,454 million, respectively) (notes 17 and 19).

(b)	Heap leach ore inventories and mine operating costs

In determining mine operating costs recognized in the Consolidated Statements of Loss, the Company’s management makes estimates of quantities of ore stacked on leach pads and in process and the recoverable gold in this material to determine the average costs of finished goods sold during the period. Changes in these estimates can result in a change in mine operating costs of future periods and carrying amounts of inventories. At December 31, 2014, the carrying amounts of inventories amounted to $1,021 million (December 31, 2013 – $868 million) (note 15(b)).

(c)	Inventory net realizable value

In determining the net realizable value of work-in-process, heap leach ore, and stockpiled ore, the Company estimates future metal selling prices, production forecasts, realized grades and recoveries, timing of processing, and future costs to convert the inventories into saleable form. Reductions in metal price forecasts, increases in estimated future costs to convert, reductions in the amount of recoverable ounces, and a delay in timing of processing can result in a write-down of the carrying amounts of the Company’s work-in-process, heap leach ore, and stockpiled ore inventory. During the year ended December 31, 2014, the Company recognized an impairment expense of $96 million on its non-current stockpiled ore and heap leach as a result of the carrying amount of certain inventory exceeding net realizable value (2013 – $nil) (note 15). Of the $96 million of impairment, $72 million and $24 million was recorded as production costs and depreciation and depletion in the Consolidated Statements of Loss, respectively.

(d)	Estimated recoverable ounces

The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces contained in proven and probable reserves and a portion of resources. The Company includes a portion of resources where it is considered probable that those resources will be economically extracted. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in a change to future depletion rates.

(e)	Deferred stripping costs

In determining whether stripping costs incurred during the production phase of a mining property relate to reserves and resources that will be mined in a future period and therefore should be capitalized, the Company makes estimates of the stripping activity over the life of the component of reserves and resources which have been made accessible. Changes in estimated strip ratios can result in a change to the future capitalization of stripping costs incurred. At December 31, 2014, the carrying amount of stripping costs capitalized and included in mining properties was $109 million (December 31, 2013 – $42 million).

(f)	Income taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

(g)	Estimated reclamation and closure costs

The Company’s provision for reclamation and closure cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign

GOLDCORP    |  25

(In millions of United States dollars, except where noted)

exchange rates, assumptions of risks associated with the future cash outflows and assumptions of probabilities of alternative estimates of future cash outflows, and the applicable risk-free interest rates for discounting those future cash outflows. Significant judgements and estimates are required in forming assumptions of future activities, future cash outflows and the timing of those cash outflows. These assumptions are formed based on environmental and regulatory requirements or the Company’s environmental policies which may give rise to constructive obligations. The Company’s assumptions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate and changes in any of the above factors can result in a change to the provision recognized by the Company. At December 31, 2014, the Company’s total provision for reclamation and closure cost obligations was $695 million (December 31, 2013 – $529 million). The undiscounted value of these obligations is $1,827 million (December 31, 2013 – $1,847 million) (note 24).

For the purpose of calculating the present value of the provision for reclamation and closure cost obligations, the Company discounts the estimated future cash outflows using the risk-free interest rate applicable to the future cash outflows, which is the appropriate US Treasury risk-free rate which reflects the reclamation lifecycle estimated for all sites, including operating and inactive mines and development projects. For those sites with a greater than 100-year reclamation lifecycle, a long-term risk-free rate is applied.

For the year ended December 31, 2014, the Company applied a 30-year risk-free rate of 3% (2013 – 4.0%) to all sites with the exception of those sites with a reclamation lifecycle of greater than 100 years where a 5.0% (2013 – 5.9%) risk-free rate was applied, which resulted in a weighted average discount rate of 4.2% (2013 – 5.3%).

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of the related mining properties (for operating mines and development projects) and as production costs (for inactive and closed mines) for the period. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

(h)	Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

(i)
In 2005, prior to construction of the Peñasquito Mine, an agreement was negotiated with the Cerro Gordo Ejido for the use of 600 hectares (approximately 1,483 acres) of surface land located within the confines of the proposed Peñasquito Mine site. These lands now include 60% of the mine pit area, a portion of the waste rock facilities and explosive magazine storage area. The terms of the agreement were based on comparable surface valuations in the region as well as on similar agreements at the Peñasquito Mine and other Mexican mining operations. In 2009, the Cerro Gordo Ejido commenced an action against Minera Peñasquito in Mexico’s agrarian courts challenging the land use agreement. Following a series of legal proceedings, the agrarian courts ruled on June 18, 2013, that the land use agreement was null and ordered the land to be returned to the Cerro Gordo Ejido for payment of 2.4 million pesos. Constitutional claims are currently proceeding in the First District Court of Zacatecas by the Cedros and Mazapil Ejidos and a local transportation union. The State of Zacatecas has filed its own constitutional claim against the agrarian court’s ruling.

Federal criminal charges were filed against the agrarian judge who presided at the trial of first instance which started in 2009 and several members of a prior Cerro Gordo Ejido leadership committee who originally approved the land use agreement. The Attorney General has issued an "assurance measure" protecting the status of the disputed lands pending conclusion of the related criminal investigation. With the assurance measure, Minera Peñasquito has sole custody of the disputed lands. The Company has filed with the office of the SEDATU the required documents to expropriate the disputed lands. In addition, the Company will continue to employ all legal means at its disposal to ensure continuity of operations and to protect the Company’s mineral concession rights consistent with Mexican law. Operations at the Peñasquito Mine have not been impacted. However, in the event constitutional claims by the State of Zacatecas, Ejido Cedros, Ejido Mazapil and transportation union are ultimately rejected, and the assurance measure is removed, Ejido Cerro Gordo would, absent any other intervening event, be entitled to possession of the disputed lands. Should this occur, Peñasquito Mine operations would be adversely impacted, and in such circumstances, the ultimate resolution of this matter is not determinable at this time. Settlement discussions facilitated by the Mexican federal government commenced in June 2014 and progress continues towards a mutually beneficial resolution of the dispute.

(ii)
In 2012, the Mexican government amended the Federal labour law regarding subcontracting arrangements to prevent using service companies to avoid labour and tax obligations. The Company currently operates in Mexico using these subcontracting arrangements as is the common practice. The amendments also provided clarification on certain regulatory requirements associated with an employer’s obligation to compensate employees with appropriate statutory profit sharing within Mexico. The Company has determined that it is probable that no additional obligation for statutory profit sharing payments is required to be

GOLDCORP    |  26

(In millions of United States dollars, except where noted)

recorded in the Company’s consolidated financial statements as at and for the years ended December 31, 2014 and 2013, other than what was recorded.

8.	DISCONTINUED OPERATIONS

(a)	Wharf disposition
On January 12, 2015, the Company announced that it had entered into a definitive agreement to sell Wharf to Coeur Mining, Inc. for total consideration of $105 million in cash, subject to certain closing adjustments. The transaction aligns with the Company’s commitment to focus on a portfolio of core assets and is expected to close on February 20, 2015.

At December 31, 2014, the sale of Wharf was considered highly probable, and therefore, met the asset held for sale criteria. Further, the sale of Wharf represents a discontinued operation, therefore, Wharf's results have been presented as part of net earnings (loss) from discontinued operations for the year ended December 31, 2014 and comparative results have been re-presented as follows:

	2014	2013
Revenues	$94	$78
Production costs	(61)	(52)
Depreciation and depletion	(5)	(4)
Earnings from mine operation	28	22
Finance costs	(1)	(1)
Other expenses	—	(1)
Earnings from discontinued operation before taxes	27	20
Income tax expense	(3)	(5)
Net earnings from discontinued operation	$24	$15
Net earnings per share from discontinued operation
Basic	$0.03	$0.02
Diluted	0.03	0.02

The net cash flows from Wharf have been included as part of net cash flows from discontinued operations for the years ended December 31 as follows:

	2014	2013
Net cash provided by operating activities	$30	$20
Net cash used in investing activities	(5)	(11)

GOLDCORP    |  27

(In millions of United States dollars, except where noted)

Wharf met the criteria for classification as held for sale at December 31, 2014, as a result, its assets and liabilities have been presented separately under current assets and current liabilities, respectively, and measured at the lower of its carrying amount and FVLCD, being carrying amount. The components of assets and liabilities held for sale relating to Wharf are as follows:

At December 31 2014
Assets
Current assets
Inventories	$25
Other	3
28
Mining interests	51
Other	2
Total assets held for sale	$81
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$8
Income taxes payable	1
Provisions	2
11
Deferred income taxes	8
Provisions	32
Other	4
Total liabilities relating to assets held for sale	$55
Net assets held for sale	$26

(b)	Marigold disposition
On April 4, 2014, the Company, in conjunction with its joint venture partner, Barrick Gold Corporation ("Barrick"), completed the sale of their respective interests in Marigold to Silver Standard Resources Inc. for total consideration of $267 million in cash, after closing adjustments (Goldcorp's share – $184 million). The disposal of the Company's 66.7% interest in Marigold reflects the Company's ongoing strategy to focus on a portfolio of core assets. The Company recognized a loss on disposition of $4 million ($21 million after tax), calculated as follows:

Cash proceeds, net of transaction costs	$182
Net assets sold and derecognized:
Inventories	69
Other current assets	6
Mining interest	153
Accounts payable and accrued liabilities	(15)
Deferred income taxes	(9)
Provisions	(18)
186
Loss on disposition	(4)
Income tax expense on disposition	(17)
Net loss on disposition	$(21)

GOLDCORP    |  28

(In millions of United States dollars, except where noted)

The results of the Company's 66.7% share of Marigold have been presented as part of net earnings (loss) from discontinued operations for the years ended December 31 as follows:

	2014	2013
Revenues	$28	$151
Production costs	(22)	(99)
Depreciation and depletion	(4)	(21)
Earnings from mine operation	2	31
Impairment of mining interest (1)	—	(132)
Other expenses	—	(2)
Earnings (loss) from discontinued operation before taxes	2	(103)
Income tax recovery	4	36
Earnings (loss) from discontinued operation	6	(67)
Loss on disposition	(4)	—
Income tax expense on disposition	(17)	—
Net loss on disposition of discontinued operation	(21)	—
Net loss from discontinued operation	$(15)	$(67)
Net loss per share from discontinued operation
Basic	$(0.02)	$(0.09)
Diluted	(0.02)	(0.09)

(1)
As Marigold met the criteria for classification as held for sale at December 31, 2013, its assets and liabilities were presented separately under current assets and current liabilities, respectively, and measured at the lower of its carrying amount and FVLCD, being FVLCD. As a result, the Company recognized an impairment expense of $86 million, net of tax ($132 million before tax) against the carrying amount of Marigold's mining interests at December 31, 2013.

The net cash flows from Marigold have been included as part of net cash flows from discontinued operations for the years ended December 31 as follows:

	2014	2013
Net cash provided by operating activities	$2	$49
Net cash provided by (used in) investing activities	180	(62)

GOLDCORP    |  29

(In millions of United States dollars, except where noted)

9.	SEGMENTED INFORMATION
Operating results of operating segments are reviewed by the Company's chief operating decision maker to make decisions about resources to be allocated to the segments and assess their performance. The Company includes certain Alumbrera and Pueblo Viejo operating results and expenditures on mining interests on a proportionate basis instead of on an equity basis in its attributable segment totals for segmented information disclosure purposes, consistent with how the operating results are reported to the Company’s chief operating decision maker. Other includes corporate activities, investments in Tahoe and Primero and certain exploration properties in Mexico.
Significant information relating to the Company’s reportable operating segments is summarized in the tables below:

	Revenues (c)(d)		Depreciation and depletion		Earnings (loss) from operations and associates (d)(e)		Expenditures on mining interests (g)
	Years Ended December 31
	2014	2013	2014	2013	2014	2013	2014	2013
Red Lake (a)	$529	$684	$116	$107	$168	$309	$233	$233
Porcupine	379	407	54	56	92	163	80	96
Musselwhite	354	353	63	53	111	101	44	75
Éléonore	—	—	—	—	—	—	687	589
Peñasquito (a) (note 20)	1,432	1,148	270	163	218	(2,270)	326	233
Los Filos	326	457	63	62	57	189	51	112
El Sauzal (note 20)	49	113	13	32	(57)	(22)	—	1
Marlin	367	447	157	142	(6)	94	78	65
Alumbrera (f)(h) (note 20)	386	388	39	108	85	(350)	50	71
Cerro Negro (h) (note 20)	—	—	—	—	(2,980)	—	524	560
El Morro	—	—	—	—	—	—	34	55
Pueblo Viejo (f)	575	431	106	51	242	205	54	98
Wharf (note 8)	94	78	5	4	28	22	4	11
Marigold (notes 8 and 20)	28	151	—	21	2	(101)	1	62
Other (b) (note 20)	—	—	17	15	(251)	(485)	41	35
Attributable segment total (f)	4,519	4,657	903	814	(2,291)	(2,145)	2,207	2,296
Alumbrera (f)(h)	(386)	(388)	(39)	(108)	(55)	55	(50)	(71)
Pueblo Viejo (f)	(575)	(431)	(106)	(51)	(151)	(271)	(54)	(49)
Discontinued operations (note 8)	(122)	(229)	(5)	(25)	(30)	79	(5)	(73)
Consolidated total from continuing operations	$3,436	$3,609	$753	$630	$(2,527)	$(2,282)	$2,098	$2,103

GOLDCORP    |  30

(In millions of United States dollars, except where noted)

	Total Assets
	At December 31 2014	At December 31 2013
Red Lake (a)	$3,703	$3,736
Porcupine	716	679
Musselwhite	621	635
Éléonore	3,257	2,491
Peñasquito (a)	9,390	9,414
Los Filos	1,487	1,456
El Sauzal	17	60
Marlin	716	850
Alumbrera	94	172
Cerro Negro	3,945	6,119
El Morro	1,515	1,484
Pueblo Viejo	1,624	1,528
Wharf (note 8)	81	77
Marigold (note 8)	—	227
Other (b)	700	636
Total	$27,866	$29,564

	Total Liabilities
	At December 31 2014	At December 31 2013
Red Lake (a)	$97	$97
Porcupine	312	241
Musselwhite	91	77
Éléonore	574	541
Peñasquito (a)	3,273	3,031
Los Filos	319	258
El Sauzal	60	78
Marlin	193	183
Alumbrera	—	—
Cerro Negro	1,096	1,618
El Morro	466	467
Pueblo Viejo	—	—
Wharf (note 8)	55	38
Marigold (note 8)	—	44
Other (b)	4,155	3,133
Total	$10,691	$9,806

(a)	The Company’s 100% interests in the Cochenour gold project in Canada and Camino Rojo gold project in Mexico are included in the Red Lake and Peñasquito reportable operating segments, respectively.

(b)	Total corporate assets and liabilities at December 31, 2014 were $321 million and $4,155 million, respectively (December 31, 2013 – $118 million and $3,133 million, respectively).

(c)
The Company’s principal product is gold doré with the refined gold bullion sold primarily in the London spot market. Concentrate produced at Peñasquito and Alumbrera, containing both gold and by-product metals, is sold to third party refineries.

GOLDCORP    |  31

(In millions of United States dollars, except where noted)

The Company’s consolidated revenues from continuing operations (excluding attributable share of revenues from associates) for the years ended December 31 were as follows:

	2014	2013
Gold	$2,568	$2,809
Silver	514	527
Zinc	252	167
Lead	92	99
Copper	10	7
	$3,436	$3,609
The Company's reportable operating segments (including attributable share of revenues from associates) principally derived their revenue from gold sales other than segments identified in the following table:

Years Ended December 31		Peñasquito	Marlin	Alumbrera	Pueblo Viejo
Gold	2014	$703	$232	$141	$546
	2013	$516	$285	$141	$414
Silver	2014	375	135	6	29
	2013	359	162	9	17
Zinc	2014	252	—	—	—
	2013	167	—	—	—
Lead	2014	92	—	—	—
	2013	99	—	—	—
Copper	2014	10	—	231	—
	2013	7	—	227	—
Molybdenum	2014	—	—	8	—
	2013	—	—	11	—
Total	2014	$1,432	$367	$386	$575
	2013	$1,148	$447	$388	$431

(d)
Intersegment sales and transfers are eliminated in the above information reported to the Company’s chief operating decision maker. For the year ended December 31, 2014, intersegment purchases include ounces purchased from Pueblo Viejo of $575 million (2013 – $431 million) and revenues related to the sale of those ounces to external third parties were $575 million (2013 – $431 million).

(e)
The $81 million of net expenses for the year ended December 31, 2014 (2013 – $66 million), which reconciles the Company’s loss from operations and associates of $2,527 million (2013 – $2,282 million), to the Company’s loss from continuing operations before taxes of $2,608 million (2013 – $2,348 million), mainly arose from corporate activities that would be primarily allocated to the Other reportable operating segment, except for net foreign exchange loss of $22 million (2013 – $43 million), which is included in other expenses, that would be primarily allocated to the Cerro Negro, Éléonore and Other segments.

(f)
Includes certain non-operating expenses, such as finance costs and income taxes of Alumbrera and Pueblo Viejo, which are included in the Company's net equity earnings on a consolidate basis, in order to reconcile attributable segment total to consolidated total from continuing operations.

(g)
Segmented expenditures on mining interests include capitalized borrowing costs, are net of investment tax credits, exclude additions to reclamation assets arising from changes in estimates, and are presented on an accrual basis. Expenditures on mining interests and interest paid in the Consolidated Statements of Cash Flows are presented on a cash basis. For the year ended December 31, 2014, the change in accrued expenditures and investment tax credits was an increase of $115 million (2013 – $98 million).

(h)
On September 17, 2014, the Argentine government enacted a law which seeks to protect consumers, stem job losses and ensure a steady supply of goods. The new law gives the government broad discretionary powers to control the economy and business decisions of private enterprise. The scope of the legislation is wide and covers all "economic activities" involving goods and services which may satisfy the welfare of the Argentines. It is possible that the new law could extend to the mining industry.

GOLDCORP    |  32

(In millions of United States dollars, except where noted)

10.	PRODUCTION COSTS

Years ended December 31	2014	2013
Raw materials and consumables	$955	$1,088
Salaries and employee benefits (a)	429	451
Contractors	388	374
Royalties (note 17(h))	60	52
Revision in estimates and liabilities incurred on reclamation and closure cost obligations	72	(25)
Change in inventories (notes 15(b) and 17(e))	9	(126)
Other	166	125
	$2,079	$1,939

(a)	Salaries and employee benefits excludes $93 million of salaries and employee benefits included in corporate administration expense for the year ended December 31, 2014 (2013 – $85 million).

11.	FINANCE COSTS

Years ended December 31	2014	2013
Interest expense	$21	$25
Finance fees	5	4
Accretion of reclamation and closure cost obligations (note 24)	23	20
	$49	$49

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(In millions of United States dollars, except where noted)

12.	INCOME TAXES

Years ended December 31	2014	2013
Current income tax expense	$135	$97
Deferred income tax (recovery) expense	(575)	212
Income tax (recovery) expense	$(440)	$309
Income tax (recovery) expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to loss from continuing operations before taxes. These differences result from the following items:

Years ended December 31	2014	2013
Loss from continuing operations before taxes	$(2,608)	$(2,348)
Canadian federal and provincial income tax rates	25%	25%
Income tax recovery based on Canadian federal and provincial income tax rates	(652)	(587)
(Decrease) increase attributable to:
Impact of Mexican mining royalty and tax reform	7	655
Impact of foreign exchange on deferred income tax assets and liabilities	272	133
Other impacts of foreign exchange	(70)	(51)
Non-deductible expenditures	49	18
Effects of different foreign statutory tax rates on earnings of subsidiaries	(56)	(34)
Non-taxable mark-to-market gains on the Convertible Notes (note 25(b))	—	(14)
Non-(taxable) deductible portion of net (earnings) loss from associates	(40)	91
Investment write-downs not tax effected	1	13
Changes in reserves for tax positions	23	(42)
Impact of Mexican inflation on tax values	(23)	(27)
Provincial mining taxes and resource allowance	10	27
Impact of Guatemala tax election on deferred income taxes	—	80
Impact of impairment on mining interests (note 20)	(194)	(32)
Non-deductible impairment charges to goodwill (note 20)	244	71
Other	(11)	8
	$(440)	$309
In December 2013, the Mexican President passed a bill that increased the effective tax rate applicable to the Company’s Mexican operations. The law was effective January 1, 2014 and increased the future corporate income tax rate to 30%, created a 10% withholding tax on dividends paid to non-resident shareholders (subject to any reduction by an Income Tax Treaty) and created a new Extraordinary Mining Duty equal to 0.5% of gross revenues from the sale of gold, silver, and platinum. In addition, the law requires taxpayers with mining concessions to pay a new 7.5% Special Mining Duty. The Extraordinary Mining Duty and Special Mining Duty are tax deductible for income tax purposes. The Special Mining Duty will generally be applicable to earnings before income tax, depreciation, depletion, amortization, and interest. In calculating the Special Mining Duty there are no deductions related to development type costs but exploration and prospecting costs are deductible when incurred. The Company recorded a non-cash charge of $655 million related to the deferred tax impacts of these tax changes during the year ended December 31, 2013.

GOLDCORP    |  34

(In millions of United States dollars, except where noted)

Income tax recovery (expense) recognized in other comprehensive income (note 25(c)) was as follows:

Years ended December 31	2014	2013
Net valuation losses on available-for-sale securities recognized in other comprehensive income	$(2)	$11
Net valuation losses on available-for-sale securities recognized in net loss	(1)	(4)
Gain on disposition of securities recognized in net loss	3	—
	$—	$7
The significant components of deferred income tax assets and liabilities were as follows:

	At December 31 2014	At December 31 2013
Deferred income tax assets (a)
Unused non-capital losses	$263	$121
Investment tax credits	91	42
Deductible temporary differences relating to:
Reclamation and closure cost obligations	203	116
Other	198	105
	755	384
Deferred income tax liabilities
Taxable temporary differences relating to:
Mining interests	(5,509)	(5,831)
Other	(179)	(128)
	(5,688)	(5,959)
Deferred income tax liabilities, net	$(4,933)	$(5,575)

Balance sheet presentation
Deferred income taxes assets	$26	$19
Deferred income taxes liabilities	(4,959)	(5,594)
Deferred income tax liabilities, net	$(4,933)	$(5,575)

(a)
The Company believes that it is probable that the results of future operations will generate sufficient taxable income to realize the above noted deferred income tax assets. Deferred tax assets that have not been recognized were as follows:

	At December 31 2014	At December 31 2013
Unused capital losses (1)	$5	$11
Alternative minimum tax ("AMT") credits (1)	—	10
Deductible temporary differences relating to:
Unrealized capital losses	41	15
Other	9	4
	$55	$40

(1)	Capital losses and AMT credits have no expiry date.

GOLDCORP    |  35

(In millions of United States dollars, except where noted)

13.	PER SHARE INFORMATION

(a)	Net loss per share
Net loss per share from continuing operations and net loss per share for the years ended December 31 were calculated based on the following:

	2014	2013
Basic and diluted net loss from continuing operations	$(2,170)	$(2,657)
Basic and diluted net loss	$(2,161)	$(2,709)
Basic and diluted weighted average number of shares outstanding (in thousands)	813,206	812,040
As a result of the net loss incurred during the years ended December 31, 2014 and 2013, the effect of the following securities were anti-dilutive, and therefore excluded from the computation of diluted net loss per share from continuing operations and diluted net loss per share.

	2014	2013
Effect on diluted weighted average number of shares outstanding (in thousands):
Stock options	119	270
RSUs	2,989	2,370
Convertible senior notes	10,766	18,235
Total	13,874	20,875

(b)	Dividends declared
During the year ended December 31, 2014, the Company declared and paid to its shareholders dividends of $0.60 per share for total dividends of $488 million (2013 – $0.60 for total dividends of $486 million). For the period January 1, 2015 to February 18, 2015, the Company declared dividends payable of $0.10 per share for total dividends of $81 million.

14.	SUPPLEMENTAL CASH FLOW INFORMATION

	At December 31 2014	At December 31 2013
Cash and cash equivalents are comprised of:
Cash	$431	$505
Short-term money market investments	51	120
	$482	$625

Years ended December 31	2014	2013
Change in operating working capital
Accounts receivable	$(32)	$(60)
Inventories and stockpiled ore	(192)	(190)
Accounts payable and accrued liabilities	61	(19)
Income taxes	(15)	(235)
Other	(28)	(9)
	$(206)	$(513)

GOLDCORP    |  36

(In millions of United States dollars, except where noted)

Years ended December 31	2014	2013
Operating activities include the following cash received (paid):
Interest received	$4	$5
Interest paid	(23)	(23)
Income taxes refunded	97	22
Income taxes paid	(237)	(355)
Investing activities include the following cash (paid) received:
Purchases of money-market investments	$(105)	$(613)
Proceeds from the maturity of money-market investments	52	613
Purchases of available-for-sale securities	(28)	(2)
Proceeds from the sale of available-for-sale securities	64	8
Investing activities of discontinued operation include the following cash received (paid):
Proceeds on disposition of Marigold, net of transaction costs (note 8)	$182	$—
Principal repayment on promissory note receivable from Primero (note 25(e)(i))	28	13
Expenditures on mining interest (note 8)	(7)	(73)

15.	INVENTORIES

	At December 31 2014	At December 31 2013
Supplies	$257	$225
Finished goods	194	87
Work-in-process	38	27
Heap leach ore (b)	383	349
Stockpiled ore (b)	149	180
	1,021	868
Less: non-current heap leach and stockpiled ore	(249)	(141)
	$772	$727

(a)
The costs of inventories recognized as expense for the year ended December 31, 2014 amounted to $2,587 million (2013 – $2,473 million), $1,852 million (2013 – $1,858 million) and $735 million (2013 – $615 million) of which was included in production costs and depreciation and depletion on the Consolidated Statements of Loss, respectively.

(b)
The Company recognized total impairment expense of $96 million during the year ended December 31, 2014, of which $55 million and $41 million were recognized against non-current stockpiled ore and heap leach ore, respectively. Of the total impairment expense, $72 million and $24 million was recognized as production costs and depreciation and depletion expense on the Consolidated Statements of Loss, respectively.

16.	OTHER CURRENT ASSETS

	At December 31 2014	At December 31 2013
Current derivative assets (note 25(b))	$15	$41
Prepaid expenses	58	48
Notes receivable	—	5
Marketable securities (note 21)	14	5
Accrued interest receivable (note 18(f))	26	—
Other receivables	45	45
	$158	$144

GOLDCORP    |  37

(In millions of United States dollars, except where noted)

17.	MINING INTERESTS

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (f)(g)	Investments in associates (note 18)	Total
Cost
At January 1, 2014	$7,690	$7,582	$8,170	$5,138	$2,210	$30,790
Expenditures on mining interests (a)(b)	562	714	2	820	—	2,098
Expenditures on mining interests classified as held for sale (note 8)	1	—	—	3	—	4
Reclassifications to mining interests classified as held for sale (note 8)	(46)	—	—	(54)		(100)
Share of net earnings of associates	—	—	—	—	156	156
Disposition of investment in associate	—	—	—	—	(175)	(175)
Dividends from associates	—	—	—	—	(109)	(109)
Transfers and other movements (c)	6	175	(209)	383	5	360
At December 31, 2014	8,213	8,471	7,963	6,290	2,087	33,024
Accumulated depreciation and depletion and impairment
At January 1, 2014	(2,929)	(234)	(1,188)	(1,301)		(5,652)
Depreciation and depletion (e)	(500)	—	—	(355)		(855)
Depreciation and depletion relating to mining interests classified as held for sale (note 8)	(3)	—	—	(3)		(6)
Reclassifications to mining interests classified as held for sale (note 8)	12	—	—	37		49
Impairment charges (note 20)	(17)	(957)	(585)	(465)		(2,024)
Transfers and other movements (c)	—	—	—	9		9
At December 31, 2014	(3,437)	(1,191)	(1,773)	(2,078)		(8,479)
Carrying amount – December 31, 2014	$4,776	$7,280	$6,190	$4,212	$2,087	$24,545

GOLDCORP    |  38

(In millions of United States dollars, except where noted)

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (f)(g)	Investments in associates (note 18)	Total
Cost
At January 1, 2013	$7,395	$6,528	$8,506	$4,278	$2,663	$29,370
Expenditures on mining interests (a)(b)	530	652	3	880	49	2,114
Expenditures on mining interests classified as held for sale (note 8)	11	—	—	51	—	62
Reclassifications to mining interests classified as held for sale (note 8)	(273)	(18)	—	(195)	—	(486)
Share of net loss and impairment of associates	—	—	—	—	(395)	(395)
Dividends from associate	—	—	—	—	(108)	(108)
Transfers and other movements (c)	27	420	(339)	124	1	233
At December 31, 2013	7,690	7,582	8,170	5,138	2,210	30,790
Accumulated depreciation and depletion and impairment
At January 1, 2013	(1,942)	—	—	(863)		(2,805)
Depreciation and depletion (e)	(409)	—	—	(300)		(709)
Depreciation and depletion relating to mining interests classified as held for sale (note 8)	(13)	—	—	(12)		(25)
Reclassifications to mining interests classified as held for sale (note 8)	187	8	—	139		334
Impairment charges (note 20)	(747)	(242)	(1,188)	(318)		(2,495)
Transfers and other movements (c)	(5)	—	—	53		48
At December 31, 2013	(2,929)	(234)	(1,188)	(1,301)		(5,652)
Carrying amount – December 31, 2013	$4,761	$7,348	$6,982	$3,837	$2,210	$25,138

GOLDCORP    |  39

(In millions of United States dollars, except where noted)

A summary by property of the carrying amount of mining interests is as follows:

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (f)(g)	At December 31 2014	At December 31 2013
Red Lake	$738	$1,090	$723	$484	$3,035	$2,906
Porcupine	431	64	—	137	632	573
Musselwhite (h)	185	4	111	223	523	537
Éléonore (a)(h)	—	1,955	—	1,137	3,092	2,358
Peñasquito (a)(h) (note 20)	2,463	975	4,267	1,014	8,719	8,624
Los Filos (h)	585	36	—	170	791	786
El Sauzal (h) (note 20)	—	—	—	—	—	31
Marlin (h)	374	64	32	126	596	654
Cerro Blanco (note 20)	—	47	—	1	48	49
Wharf (note 8)	—	—	—	—	—	45
Cerro Negro (a)(h) (note 20)	—	1,702	935	792	3,429	4,825
El Morro (a)(h)	—	1,343	112	18	1,473	1,439
Corporate and Other (d) (note 20)	—	—	10	110	120	101
	$4,776	$7,280	$6,190	$4,212	$22,458	$22,928
Investments in associates (note 18)
Alumbrera (h) (note 20)					94	172
Pueblo Viejo (h)					1,624	1,528
Other (note 20)					369	510
					2,087	2,210
					$24,545	$25,138

(a)	Includes capitalized borrowing costs incurred during the years ended December 31 as follows:

	2014	2013
Éléonore	$45	$26
Camino Rojo	7	7
Cerro Negro	69	43
El Morro	13	15
	$134	$91
The Company's borrowings eligible for capitalization included the Company’s $1.0 billion notes (the "$1.0 billion Notes"), $1.5 billion notes (the "$1.5 billion Notes"), $863 million convertible senior notes (the "Convertible Notes"), the $2.0 billion revolving credit facility (collectively, "general borrowings"), and certain financing arrangements held by Cerro Negro (note 23).
The amount of general borrowing costs capitalized were determined by applying the weighted average cost of borrowings during the year ended December 31, 2014 of 4.47% (2013 – 5.44%), proportionately to the accumulated qualifying expenditures on mining interests. Of the $121 million of borrowing costs on the Company's general borrowings during the year ended December 31, 2014 (2013 – $106 million), $108 million (2013 – $80 million) was capitalized with the remainder recognized as finance costs in the Consolidated Statements of Loss. For the year ended December 31, 2014, all of the borrowing costs incurred by the Company on the financing arrangements held by Cerro Negro of $26 million (2013 – $11 million) were capitalized.

GOLDCORP    |  40

(In millions of United States dollars, except where noted)

(b)
During the year ended December 31, 2014, the Company incurred $151 million (2013 – $152 million), in exploration and evaluation expenditures, of which $110 million (2013 – $107 million), had been capitalized and included in expenditures on mining interests. The remaining $41 million (2013 – $45 million) were expensed.

(c)
Transfers and other movements primarily represent the conversion of reserves, resources and exploration potential within mining interests, utilization of deposits on mining interest expenditures, capitalized reclamation and closure costs, capitalized depreciation, and dispositions of mining properties during the period.

(d)	Corporate and Other includes exploration properties in Mexico with a carrying amount at December 31, 2014 of $10 million.
During the year ended December 31, 2013, the Company recorded an impairment expense of $59 million against the carrying amount of the exploration properties (note 20) of which $20 million was recorded against the Company's 30.8% interest in the Cerro del Gallo project prior to its disposal to Primero on December 19, 2013. The Company received a cash payment of $8 million on the sale with additional contingent payments dependent on the project meeting certain milestones or market conditions, and recognized a loss of $11 million. At December 31, 2013, after the recording of impairment expense and net expenditures and disposals, the carrying amount of exploration properties in Mexico was $8 million.

(e)
Depreciation and depletion expensed for year ended December 31, 2014 was $753 million (2013 – $630 million), as compared to total depreciation and depletion $855 million (2013 – $705 million), due to the capitalization of depreciation of $50 million (2013 – $43 million) relating to development projects (note 17(c)) and movements in amounts allocated to inventories of $52 million (2013 – $32 million).

(f)
At December 31, 2014, assets under construction, and therefore not yet being depreciated, included in the carrying amount of plant and equipment amounted to $547 million (December 31, 2013 – $1,488 million).

(g)	At December 31, 2014, finance leases included in the carrying amount of plant and equipment amounted to $67 million (December 31, 2013 – $75 million).

(h)
Certain of the mining properties in which the Company has interests are subject to royalty arrangements based on their net smelter returns ("NSR"s), modified NSRs, net profits interest ("NPI"), net earnings, and/or gross revenues. Royalties are expensed at the time of sale of gold and other metals. For the year ended December 31, 2014, royalties included in production costs amounted to $60 million (2013 – $52 million) (note 10). At December 31, 2014, the significant royalty arrangements of the Company and its associates were as follows:

Producing mining properties:
Musselwhite	1 – 5% of NPI
Peñasquito	2% of NSR and 0.5% of gross income on sale of gold and silver (1)
Los Filos	0.5% of gross income on sale of gold and silver (1)
El Sauzal	0.5% of gross income on sale of gold and silver (1)
Marlin (2)	5% of NSR
Marigold (note 8)	5 – 10% of NSR
Alumbrera	3% of modified NSR plus 20% YMAD royalty
Pueblo Viejo	3.2% of NSR
Development projects:
Éléonore	2.2 – 3.5% of NSR
Cerro Negro	3 – 4% of modified NSR and 1% of net earnings
El Morro	2% of NSR

(1)	Effective January 1, 2014.

(2)	On November 28, 2014, the Guatemalan government passed legislation increasing the royalties paid on the production of precious metals in Guatemala to 10% of NSR effective January 1, 2015.

GOLDCORP    |  41

(In millions of United States dollars, except where noted)

18.	INVESTMENTS IN ASSOCIATES
At December 31, 2014, the Company had a 37.5% interest in Alumbrera, a 40.0% interest in Pueblo Viejo, and a 39.3% interest in Tahoe. These investments are accounted for using the equity method and included in mining interests (note 17). The Company adjusts each associate’s financial results, where appropriate, to give effect to uniform accounting policies.
The carrying amounts of the Company's investments in associates at December 31, 2014 and 2013 were as follows:

	Alumbrera (a)	Pueblo Viejo (f)	Other (a)(b)(1)	Total
Carrying amount – at January 1, 2014	$172	$1,528	$510	$2,210
Dividends from associates	(108)	—	(1)	(109)
Company’s share of net earnings of associates	30	91	35	156
Disposition of investment in associate	—	—	(175)	(175)
Other	—	5	—	5
Carrying amount – at December 31, 2014	$94	$1,624	$369	$2,087
Carrying amount – at January 1, 2013	$575	$1,546	$542	$2,663
Expenditures and investments	—	49	—	49
Dividends from associate	(108)	—	—	(108)
Impairment of investments in associates	(276)	—	(19)	(295)
Company’s share of net loss of associates	(19)	(66)	(15)	(100)
Other	—	(1)	2	1
Carrying amount – at December 31, 2013	$172	$1,528	$510	$2,210

(1)	Includes results of Tahoe, and Primero to its disposition date of March 26, 2014.
Summarized financial information for the Company's investments in associates, on a 100% basis and reflecting adjustments made by the Company including fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies, is as follows:

Year ended December 31, 2014	Alumbrera	Pueblo Viejo (d)(f)	Other (b)	Total
Revenues	$1,028	$1,438	$399	$2,865
Production costs	(698)	(570)	(176)	(1,444)
Depreciation and depletion	(104)	(264)	(57)	(425)
Earnings from mine operations (c)	226	604	166	996
Net earnings of associates (c)	$80	$227	$87	$394
Company's equity share of net earnings of associates	$30	$91	$35	$156
Year ended December 31, 2013
Revenues	$1,034	$1,078	$200	$2,312
Production costs	(628)	(439)	(88)	(1,155)
Depreciation and depletion	(289)	(128)	(39)	(456)
Earnings from mine operations (c)	117	511	73	701
Net losses of associates (c)	$(51)	$(165)	$(44)	$(260)
Company's share of net loss of associates	$(19)	$(66)	$(15)	$(100)
Impairment of investments in associates (a)	$(276)	$—	$(19)	$(295)
Company’s equity share of net loss of associates	$(295)	$(66)	$(34)	$(395)

GOLDCORP    |  42

(In millions of United States dollars, except where noted)

At December 31, 2014	Alumbrera	Pueblo Viejo
Current assets	$389	$830
Non-current assets	318	6,627
	707	7,457
Current liabilities	180	632
Non-current liabilities (e)(f)	276	2,764
	456	3,396
Net assets	251	4,061
Company's equity share of net assets of associates	$94	$1,624
At December 31, 2013
Current assets	$688	$556
Non-current assets (a)	299	6,975
	987	7,531
Current liabilities	262	664
Non-current liabilities (e)(f)	267	3,047
	529	3,711
Net assets	458	3,820
Company’s equity share of net assets of associates	$172	$1,528
The equity share of cash flows of the Company's investments in associates are as follows:

Year ended December 31, 2014	Alumbrera	Pueblo Viejo (e)	Other	Total
Net cash provided by operating activities	$115	$209	$44	$368
Net cash provided by (used in) investing activities	21	(68)	(24)	(71)
Net cash (used in) provided by financing activities	(132)	(41)	3	(170)
Year ended December 31, 2013
Net cash provided by (used in) operating activities	$128	$43	$(7)	$164
Net cash used in investing activities	(169)	(96)	(79)	(344)
Net cash (used in) provided by financing activities	(107)	65	9	(33)

(a)	The quoted market value of the Company’s investment in Tahoe at December 31, 2014 was $808 million ($2013 – $1.0 billion) , based on the closing share price of Tahoe.
Due to the quoted market value of Primero being lower than its carrying amount at December 31, 2013, the Company performed an assessment on the recoverable amount of Primero against the carrying amount of the investment. As a result, the Company recorded an impairment expense of $19 million representing the difference between the carrying amount of the investment and the VIU as of December 31, 2013 (note 20).
At December 31, 2013, the Company recognized an impairment expense of $276 million in respect of its investment in Alumbrera (note 20).

(b)
On March 5, 2014, Primero issued approximately 41 million common shares to a third party as consideration paid for a business acquisition. As a result, the Company's equity interest in Primero was diluted from 26.9% on December 31, 2013 to 19.5% on March 5, 2014. Subsequently, on March 26, 2014, the Company disposed of its interest in Primero to a syndicate of underwriters for gross proceeds of $201 million (C$224 million) and recognized a gain of $18 million, net of tax and selling costs of $8 million. The Company's share of Primero's net earnings for the period January 1, 2014 to March 26, 2014, the date of disposition, were included in the Company's consolidated results for the year ended December 31, 2014.

(c)
The net expense of $602 million for the year ended December 31, 2014 (2013 – $961 million), which reconciles earnings from mine operations of $996 million (2013 – $701 million), to net earnings of associates of $394 million (2013 – net losses of $260 million), is comprised primarily of finance costs, accretion on the reclamation and closure costs, and income taxes.

GOLDCORP    |  43

(In millions of United States dollars, except where noted)

(d)
During the third quarter of 2013, Pueblo Viejo reached an agreement with the Government of the Dominican Republic concerning amendments to the Special Lease Agreement ("SLA") for the Pueblo Viejo mine clarifying various administrative and operational matters. These amendments included the following items: elimination of a 10% return embedded in the initial capital investment for purposes of the NPI; an extension of the period over which Pueblo Viejo will recover its capital investment; a delay of application of NPI deductions; a reduction of depreciation rates; and the establishment of a graduated minimum tax. The graduated tax will be adjusted up or down based on metal prices. The agreement also included the following broad parameters consistent with the SLA: corporate income tax rate of 25%; net smelter royalty of 3.2%; and a NPI of 28.8%.

As a result of the amendments, a cumulative $183 million charge was recognized in the Company's equity share of net losses of associates during the year ended December 31, 2013, comprised of current and deferred taxes.

(e)
In April 2010, Barrick, the project operator, and Goldcorp finalized the terms for $1.035 billion (100% basis) in project financing for Pueblo Viejo (Goldcorp’s share – $414 million) which was fully drawn during the year ended December 31, 2013. The lending syndicate is comprised of international financial institutions including two export credit agencies and a syndicate of commercial banks.

The financing consists of original tranches of $400 million, $375 million and $260 million. The coupon rate of the $375 million tranche is 3.85%. The coupon rates of the $400 million tranche and the $260 million tranches both increased from LIBOR plus 3.25% to LIBOR plus 4.1% (inclusive of political risk insurance premium) effective April 26, 2014 in accordance with the terms of the financing agreement. Barrick and Goldcorp, for their proportionate share of the loan, have each provided a guarantee which will terminate upon Pueblo Viejo meeting certain operating completion tests and are subject to a carve-out for certain political risk events. The guarantee continued to be in place at December 31, 2014 with Pueblo Viejo achieving the operational and technical milestones required for the credit facility to become non-recourse to Barrick and Goldcorp on February 17, 2015, which resulted in the termination of the guarantees. During the year ended December 31, 2014, total repayments of $102 million (2013 – $45 million) were made (Goldcorp's share – $41 million (2013 – $18 million)). At December 31, 2014, the outstanding balance of the credit facility was $888 million (Goldcorp's share – $355 million).

(f)
In June 2009, the Company entered into a $400 million shareholder loan agreement with Pueblo Viejo with a term of fifteen years. In April 2012, additional funding of $300 million was issued to Pueblo Viejo with a term of twelve years. Both loans bear interest at 95% of LIBOR plus 2.95% payable semi-annually in arrears on February 28 and August 31 of each year. With the consent of the Company, repayments of interest and principal have been deferred for three years. The carrying amount of the loans are included as part of the carrying amount of the Company's investment in Pueblo Viejo. At December 31, 2014, the carrying amount of the loans was $600 million (December 31, 2013 – $585 million), which is being accreted to face value over the term of the loans. Included in other current and non-current assets of the Company was $49 million (December 31, 2013 – $24 million) of interest receivable.

19.	GOODWILL
The carrying amount of goodwill has been allocated to the Company’s CGUs and included in the respective operating segment assets in note 9 as shown below:

	Cerro Negro	Red Lake	Peñasquito	Los Filos	Total
At December 31, 2012	$975	$405	$283	$74	$1,737
Impairment expense (note 20)	—	—	(283)	—	(283)
At December 31, 2013	975	405	—	74	1,454
Impairment expense (note 20)	(975)	—	—	—	(975)
At December 31, 2014	$—	$405	$—	$74	$479

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(In millions of United States dollars, except where noted)

20.	IMPAIRMENT
The Company's impairment expense in respect of the following CGUs for the years ended December 31 were:

	Mining properties
	Depletable	Non-depletable
2014	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment	Investments in associates	Goodwill	Total
Cerro Negro	$—	$957	$585	$463	$—	$975	$2,980
El Sauzal	17	—	—	2	—	—	19
Total impairment	$17	$957	$585	$465	$—	$975	$2,999
2013
Peñasquito	$647	$108	$1,129	$260	$—	$283	$2,427
Cerro Blanco	—	126	—	5	—	—	131
El Sauzal	26	—	—	3	—	—	29
Mexico exploration properties	—	—	59	—	—	—	59
Impairment – continuing operations	673	234	1,188	268	—	283	2,646
Alumbrera (1)	—	—	—	—	276	—	276
Primero (1)	—	—	—	—	19	—	19
Marigold (note 8) (2)	74	8	—	50	—	—	132
Total impairment	$747	$242	$1,188	$318	$295	$283	3,073

(1)	Included in share of net earnings (loss) of associates on the Consolidated Statements of Loss.

(2)	Included in net earnings (loss) from discontinued operations on the Consolidated Statements of Loss.

(a)	Impairment testing
The recoverable amounts of the Company’s CGUs are based on their future after-tax cashflows expected to be derived from the Company’s mining properties and represent each CGU’s FVLCD. The projected cash flows used in impairment testing are significantly affected by changes in assumptions for metal prices, future capital expenditures, changes in the amount of recoverable reserves, resources, and exploration potential, production costs estimates, discount rates, inflation and exchange rates. The Company's impairment testing incorporated the following assumptions:

(i)	Weighted average cost of capital
Projected cash flows were discounted using an after-tax discount rate of 5% (2013 – 5%) which represented the Company’s weighted average cost of capital and which included estimates for risk-free interest rates, market value of the Company’s equity, market return on equity, share volatility and debt-to-equity financing ratio.

(ii)	Pricing assumptions
Metal pricing included in the cash flow projections beyond five years is based on historical volatility and consensus analyst pricing. The metal prices assumptions used in the Company's impairment assessments were as follows:

	At December 31, 2014				At December 31, 2013
Metal price assumptions	2015 to 2016		2017 to 2018	2019 and Long-term	2014	2015 to 2018	Long-term
Gold (per ounce)	$1,200		$1,300	$1,300	$1,200	$1,300	$1,300
Silver (per ounce)	18		21	22	20	22	22
Copper (per pound)	3.00		3.00	3.00	3.00	3.04	3.00
Zinc (per pound)	1.00		1.00	0.90	0.90	0.90	0.90
Lead (per pound)	0.95	(1)	1.00	0.90	1.00	0.90	0.90

(1)	2016 lead price assumption at $1.00 per pound.

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(In millions of United States dollars, except where noted)

(iii)	Additional CGU-specific assumptions affecting the recoverable amount assessment
Additional CGU-specific assumptions used in determining the recoverable amounts of the CGUs that resulted in impairment expense during the year ended December 31, 2014 are as follows:
Cerro Negro
Economic environment
The financial consequences of the restrictions on importation of goods and services into Argentina and limitation on the exchange of Argentine pesos into US dollars as well as the continuing inflationary environment in the country are negatively impacting operations at the Cerro Negro mine.
Future operating costs assumptions, which have been impacted by Argentina’s current inflationary and foreign exchange environment, included in Cerro Negro’s life-of-mine ("LOM") are $76.10 per tonne of ore mined, $38.90 per tonne of ore milled, and general and administrative costs of $56.20 per tonne of ore milled. Additionally, the key assumption in Cerro Negro’s LOM that total operating costs increased by inflation would be offset by a devaluation of the Argentine peso has also been updated to be effective January 1, 2016 rather than following production start-up.
Valuation of exploration potential of in-situ ounces
The exploration potential at Cerro Negro is included as part of the Cerro Negro CGU and is valued using a probability weighted average of the income and market transaction approaches, which estimates annuity cash flows as an extension to mine life and examines market comparable information and external market risk, taking into account product mix exposure and characteristics of the property, respectively. Based on the assessment performed as at December 31, 2014, the Company concluded that the market value of the exploration potential at Cerro Negro had declined by approximately 40% to 55% resulting in a reduction of the estimated recoverable amount of that exploration potential.
At December 31, 2014, the Company recorded impairment expense of $2,980 million, before tax ($2,300 million, after tax), in respect of its mining interest and goodwill in Cerro Negro.
El Sauzal
During the three months ended September 30, 2014, the Company suspended mining operations at El Sauzal after experiencing instability in the pit wall and crest of the Trini Pit. The impact of the pit wall instability on El Sauzal’s operations was evaluated and it was deemed unsafe and uneconomical to continue mining the remainder of the high grade ore at the bottom of the Trini Pit, which resulted in the acceleration of the mine closure plan and a decrease in the recoverable ounces and associated future after-tax cash flows to be generated over the remaining life of mine. As a result, the Company recorded impairment expense of $19 million, before tax ($13 million, after tax), against the carrying amount of El Sauzal. There was no change in this assessment from September 30, 2014 to December 31, 2014.
Additional CGU-specific assumptions used in determining the recoverable amounts of the CGUs that resulted in impairment expense during the year ended December 31, 2013 are as follows:
Peñasquito
Impairment expense of $2,427 million, before tax ($1,827 million, after tax), was recorded related to Peñasquito as a result of the change in the metal pricing environment related to in-situ exploration ounces, in combination with the changes to the LOM plan and the Mexican mining duty.
Cerro Blanco
Impairment expense of $131 million, before tax ($131 million, after tax), was recorded against the carrying amount of Cerro Blanco's mining interests as a result of the Company's intention to cease development of this project due to cash flow constraints arising from the declining metal price environment.
Alumbrera
As a result of an updated LOM which included lower forecast ore tonnes mined and higher than expected reclamation costs, in combination with the change in metal price assumptions, an impairment expense of $276 million, before tax ($276 million, after tax), was recorded against the carrying amount of the Company’s investment in Alumbrera during the year ended December 31, 2013.

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(In millions of United States dollars, except where noted)

Primero
An impairment assessment was performed in respect of its equity investment in Primero due to a decline in the quoted market value of Primero below the carrying amount of the Company's investment. The cumulative impact of equity transactions undertaken by Primero had reduced the recoverable amount of the Company's investment, therefore an impairment expense of $19 million, before tax ($19 million, after tax), was recorded in respect of its investment in Primero.
El Sauzal
An impairment expense of $29 million, before tax ($20 million, after tax) was recorded against the carrying amount of El Sauzal's mining interest as a result of changes in metal price assumptions and the increase in estimated reclamation costs as the mine approached the end of its mine life.
Mexican exploration properties
Due to the depressed metals price environment, the impact of the tax reforms in Mexico, and evaluation of the future exploration potential, management elected to cease further exploration at several exploration properties in Mexico. As a result, an impairment expense of $59 million, before tax ($42 million, after tax) was recognized, against the carrying amounts of the properties' mining interests.

b)	Sensitivity analysis
As part of the annual review of the recoverable amounts of its CGUs, which incorporates the changes to the LOM plans arising from the Company's annual planning and reserve and resource process, the Company undertook a sensitivity analysis to identify the impact of changes in long-term pricing and production costs relative to current assumptions which would cause a CGU’s carrying amount to exceed the aggregate of its recoverable amount.
As at December 31, 2014, the carrying amounts, including goodwill, net of tax, for Red Lake, Éléonore, Los Filos, and Marlin CGUs were $3.0 billion, $2.8 billion, $0.7 billion, and $0.5 billion, respectively (2013 – $2.9 billion, $2.1 billion, $0.7 billion, and $0.6 billion, respectively).
The table below indicates the long-term gold price assumptions, incorporating a 5% reduction in operating costs as the consequential effects of these prices, required in order for the estimated recoverable amounts to equal the carrying amounts for each of the Red Lake, Éléonore, Los Filos, and Marlin CGUs.

Long-term price – $ per ounce required for recoverable amount to equal carrying amount	At December 31 2014
Red Lake	$1,222
Éléonore	1,067
Los Filos	987
Marlin	1,192
However, the Company believes that adverse changes in metal price assumptions would also impact certain other inputs for the LOM plans, which may offset, to a certain extent, the impact of these adverse metal price changes.
The following table indicates the change in production cost assumptions that would be required in order for the estimated recoverable amounts to equal the carrying amounts for each of the Red Lake, Éléonore, Los Filos, and Marlin CGUs:

% increase required for recoverable amount to equal carrying amount	At December 31 2014
Red Lake	5.1%
Éléonore	25.5%
Los Filos	24.8%
Marlin	0.4%
Argentina’s current inflationary and foreign exchange environment also continues to be evaluated. A key assumption in Cerro Negro’s current LOM after-tax cash flow projections is that total operating costs increased by inflation would be offset by a devaluation of the Argentine peso effective January 1, 2016. Should this assumption regarding the future macroeconomic situation in Argentina change,

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(In millions of United States dollars, except where noted)

and sustained inflation continues, without a commensurate change in the foreign exchange rate, the estimated recoverable amount of Cerro Negro could be adversely impacted. For an 1% increase or decrease in inflation, compounded annually, without a corresponding change in the Argentine peso, Cerro Negro's recoverable amount would decrease or increase by $85 million.

21.	INVESTMENTS IN SECURITIES

	At December 31 2014	At December 31 2013
Equity securities – available-for-sale	$57	$82
Less: marketable securities included in other current assets (note 16)	(14)	(5)
	$43	$77

The Company has investments in equity securities in accordance with its long-term investment plans. These investments are classified as non-current assets if the Company intends to hold the investment for more than 12 months, otherwise, they are classified as marketable securities and included in other current assets.

22.	OTHER NON-CURRENT ASSETS

	At December 31 2014	At December 31 2013
Sales/indirect taxes recoverable	$298	$208
Accrued interest receivable	23	24
Notes receivable	—	23
Other	24	35
	$345	$290

23.	DEBT

	At December 31 2014	At December 31, 2013 (1)
$1.0 billion Notes (a)
$550 million 7-year notes	$545	$—
$450 million 30-year notes	443	—
	988	—
$1.5 billion Notes (b)
$500 million 5-year notes	496	495
$1.0 billion 10-year notes	988	987
	1,484	1,482
$863 million convertible senior notes (c)	—	832
425 million Argentine pesos loan (d)	49	—
1.6 billion Argentine pesos loan (e)	184	—
180 million Argentine pesos loan (f)	21	28
$131 million credit facility (g)	—	131
469 million Argentine peso credit facility (h)	26	34
$2.0 billion credit facility (i)	840	—
	3,592	2,507
Less: current portion of debt (c)(e)(f)(g)(h)	(150)	(997)
	$3,442	$1,510

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(In millions of United States dollars, except where noted)

(1)
The Argentine pesos denominated debt was included in other current and non-current liabilities at December 31, 2013 and has been reclassifed to current and non-current debt in the comparative at December 31, 2014.

(a)
On June 9, 2014, the Company issued the $1.0 billion Notes, consisting of $550 million in 7-year notes with a coupon rate of 3.625% (the "2021 Notes") and $450 million in 30-year notes with a coupon rate of 5.45% (the "2044 Notes"), which mature on June 9, 2021 and June 9, 2044, respectively. The Company received total proceeds of $988 million from the issuance, net of transaction costs. The $1.0 billion Notes are unsecured and interest is payable semi-annually in arrears on June 9 and December 9 of each year, beginning on December 9, 2014. The $1.0 billion Notes are callable at anytime by the Company prior to maturity, subject to make-whole provisions. The 2021 Notes and the 2044 Notes are accreted to the face value over their respective terms using annual effective interest rates of 3.75% and 5.49%, respectively.

(b)
On March 20, 2013, the Company issued the $1.5 billion Notes, consisting of $500 million in 5-year notes ("5-year Notes") with a coupon rate of 2.125% and $1.0 billion in 10-year notes ("10-year Notes") with a coupon rate of 3.70% which mature on March 15, 2018 and March 15, 2023, respectively. The Company received total proceeds of $1.48 billion, net of transaction costs. The $1.5 billion Notes are unsecured and interest is payable semi-annually in arrears on March 15 and September 15 of each year, beginning on September 15, 2013. The $1.5 billion Notes are callable at anytime by the Company prior to maturity, subject to make-whole provisions. The 5-year Notes and the 10-year Notes are accreted to their face value over their respective terms using annual effective interest rates of 2.37% and 3.84%, respectively.

(c)
On June 5, 2009, the Company issued Convertible Notes with an aggregate principal amount of $863 million. Upon maturity on August 1, 2014, the Company repaid the $863 million of outstanding principal on the Convertible Notes.

(d)
On October 14, 2014, the Company, through its wholly-owned subsidiary, Oroplata S.A. ("Oroplata S.A."), entered into a 425 million Argentine peso ($50 million, net of transaction costs) loan agreement with a third party in Argentina, repayable on December 30, 2016. The facility bears interest at the average interest rate paid on short-term deposits over 1 million Argentine pesos ("Badlar"), plus a floating margin including 3.5%, payable monthly, with Badlar subject to a floor of 15%. During the year ended December 31, 2014, the average interest rate paid by the Company on the loan was 29.0%.

(e)
On October 17, 2014, the Company, through Oroplata S.A., entered into a 1.6 billion Argentine peso ($185 million, net of transaction costs) loan agreement with third parties in Argentina repayable in three consecutive monthly installments beginning in November 2015. The facility bears interest at Badlar, plus a floating margin including 3.5%, payable monthly. During the year ended December 31, 2014, the average interest rate paid by the Company on the loan was 29.2%.

(f)
On October 29 and November 13, 2013, the Company, through Oroplata S.A., entered into two 3-year Argentine peso loan agreements totaling 180 million Argentine pesos ($30 million) with third parties in Argentina. Both loans bear interest at 15.25% per annum to be repaid in eight quarterly installments beginning early 2015.

(g)
On January 14, 2013, the Company, through Oroplata S.A., entered into a 1-year $131 million credit facility agreement with Alumbrera. The principal drawn bears interest at 2% per annum. In December 2013, the credit facility was extended to January 17, 2015 under the same terms and conditions. During the year ended December 31, 2014, the facility was repaid in full.

(h)
On December 18, 2012, the Company entered into a 1-year 469 million Argentine peso ($100 million) credit facility with a third party in Argentina. In June 2014, the facility was extended to December 12, 2014 and further extended in December 2014 to June 11, 2015. Both extensions were under the same terms and conditions. The facility bears interest at Badlar, plus a floating margin based on 75% of the differential between the general lending rate and the deposit rate set by the Standard Bank Argentina S.A. At December 31, 2014, the Company had drawn 220 million Argentine pesos under the credit facility (December 31, 2013 – 220 million Argentine pesos). During the year ended December 31, 2014, the average interest rate paid by the Company on the loan was 21.8% (2013 – 18.9%).

(i)
On July 18, 2014, the Company extended the maturity date of its $2.0 billion revolving credit facility under the same terms and conditions from March 6, 2018 to July 18, 2019. During the year ended December 31, 2014, the Company drew down a total of $4.58 billion (2013 – $300 million) on the credit facility, of which $3.74 billion (2013 – $300 million) was repaid during the the year. The credit facility bears interest rate of LIBOR plus 1.2%. During the year ended December 31, 2014, the average interest rate paid by the Company on the loan was 1.4% (2013 – nominal).

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(In millions of United States dollars, except where noted)

24.	NON-CURRENT PROVISIONS

	At December 31 2014	At December 31 2013
Reclamation and closure cost obligations	$695	$529
Less: current portion included in other current liabilities	(63)	(27)
	632	502
Other	39	15
	$671	$517

Reclamation and closure cost obligations

The Company incurs reclamation and closure cost obligations relating to its operating, inactive and closed mines and development projects. At December 31, 2014, the present value of obligations relating to operating, inactive and closed mines and development projects was estimated at $344 million, $282 million and $69 million, respectively (December 31, 2013 – $275 million, $184 million and $70 million, respectively) reflecting anticipated cash flows to be incurred over approximately the next 100 years, with the majority estimated to be incurred within the next 30 years. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

The total provision for reclamation and closure cost obligations at December 31, 2014 was $695 million (December 31, 2013 – $529 million) and was calculated using an effective weighted discount rate of 4.2% (2013 – 5.3%). The undiscounted value of these obligations was $1,827 million (December 31, 2013 – $1,847 million), calculated using an effective weighted inflation rate assumption of 2% (2013 – 2%).
Changes to the reclamation and closure cost obligations during the years ended December 31 were as follows:

	2014	2013
Reclamation and closure cost obligations – beginning of year	$529	$500
Reclamation expenditures	(33)	(14)
Reclamation expenditures for discontinued operations	(2)	(1)
Accretion expense, included in finance costs (note 11)	23	20
Accretion expense for discontinued operation (note 8)	1	1
Revisions in estimates and obligations incurred	202	40
Revisions in estimates and obligations incurred for discontinued operations	9	—
Reclassification of reclamation and closure cost obligations to discontinued operation (note 8)	(34)	(17)
Reclamation and closure cost obligations – end of year	$695	$529

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(In millions of United States dollars, except where noted)

25.	FINANCIAL INSTRUMENTS

(a)	Financial assets and liabilities by categories

At December 31, 2014	Loans and receivables	Available for sale securities	FVTPL	Held to maturity/other financial liabilities	Total
Financial assets
Cash and cash equivalents	$—	$—	$482	$—	$482
Money market investments	53	—	—	—	53
Accounts receivable arising from sale of metal concentrates	—	—	187	—	187
Investments in securities	—	57	—	—	57
Derivative assets	—	—	17	—	17
Other current and non-current financial assets	113	—	—	—	113
Total financial assets	$166	$57	$686	$—	$909
Financial liabilities
Debt	$—	$—	$—	$(3,592)	$(3,592)
Accounts payable and accrued liabilities	—	—	—	(1,039)	(1,039)
Derivative liabilities	—	—	(49)	—	(49)
Other current and non-current financial liabilities	—	—	—	(34)	(34)
Total financial liabilities	$—	$—	$(49)	$(4,665)	$(4,714)
At December 31, 2013
Financial assets
Cash and cash equivalents	$—	$—	$625	$—	$625
Accounts receivable arising from sale of metal concentrates	—	—	254	—	254
Investments in securities	—	82	—	—	82
Derivative assets	—	—	42	—	42
Other current and non-current financial assets	112	—	—	—	112
Total financial assets	$112	$82	$921	$—	$1,115
Financial liabilities
Debt	$—	$—	$—	$(2,507)	$(2,507)
Accounts payable and accrued liabilities	—	—	—	(856)	(856)
Derivative liabilities	—	—	(57)	—	(57)
Other current and non-current financial liabilities	—	—	—	(34)	(34)
Total financial liabilities	$—	$—	$(57)	$(3,397)	$(3,454)

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(In millions of United States dollars, except where noted)

(b)	Financial assets and liabilities classified as at FVTPL
The Company’s financial assets and liabilities classified as at FVTPL were as follows:

	At December 31 2014	At December 31 2013
Current derivative assets (1)
Foreign currency, heating oil, copper, lead, and zinc contracts	$15	$41
Non-current derivative assets (1)
Foreign currency contracts	$2	$1
Current derivative liabilities (2)
Foreign currency, heating oil, copper, lead, and zinc contracts	$(48)	$(43)
Non-financial contract to sell silver to Silver Wheaton (i)	—	(13)
Conversion feature of the Convertible Notes (ii)	—	(1)
	$(48)	$(57)
Non-current derivative liabilities (2)
Foreign currency contracts	$(1)	$—

(1)	Included in other current and non-current assets on the Consolidated Balance Sheets.

(2)	Included in other current and non-current liabilities on the Consolidated Balance Sheets.
In addition, accounts receivable arising from sales of metal concentrates have been designated and classified as at FVTPL by the Company as follows:

	At December 31 2014	At December 31 2013
Arising from sales of metal concentrates – classified as at FVTPL	$187	$254
Not arising from sales of metal concentrates (1)	207	215
Accounts receivable	$394	$469
(1) Comprised mainly of sales/indirect taxes recoverable.
The net (losses) gains on derivatives for the years ended December 31 were comprised of the following:

	2014	2013
Realized (losses) gains
Foreign currency, heating oil, copper, lead, and zinc contracts	$(9)	$23
Non-financial contract to sell silver to Silver Wheaton (i)	(3)	(10)
	(12)	13
Unrealized (losses) gains
Foreign currency, heating oil, copper, lead, and zinc contracts	(31)	(14)
Non-financial contract to sell silver to Silver Wheaton (i)	2	27
Conversion feature of the Convertible Notes (ii)	1	57
	(28)	70
	$(40)	$83

(i)	Non-financial contract to sell silver to Silver Wheaton
On August 5, 2014, the Company completed the delivery of the remaining ounces under its commitment to deliver 1.5 million ounces of silver per year to Silver Wheaton Corporation ("Silver Wheaton") at a fixed price per ounce over four years. At December 31, 2013, management estimated that the fair value of the Company’s commitment to deliver the remaining 0.9 million ounces was $13 million. The fair value was estimated as the difference between the silver forward market price ranging from $19.38 to $19.44 per ounce for

GOLDCORP    |  52

(In millions of United States dollars, except where noted)

the remainder of the contract period, and the fixed price of $4.04 per ounce, receivable from Silver Wheaton, subject to an annual adjustment for inflation, multiplied by the remaining ounces to be delivered.
The Company recorded a net loss on derivatives in the year ended December 31, 2014 of $1 million (2013 – net gain of $17 million) which comprised of a realized loss of $3 million (2013 – $10 million) on ounces delivered during the year and an unrealized gain of $2 million (2013 – $27 million) representing the change in fair value of the commitment to deliver the remaining ounces prior to August 5, 2014.

(ii)	Conversion feature of convertible senior notes
During the year ended December 31, 2014, the Company recognized an unrealized gain of $1 million (2013 – $57 million) on derivatives, representing the change in fair value of the conversion feature of the Convertible Notes prior to the date of repayment (note 23(c)).
At December 31, 2013, current derivative liabilities included $1 million representing the fair value of the conversion feature of the Convertible Notes outstanding.

(c)	Financial assets designated as available-for-sale
The Company’s investments in marketable securities (included in other current assets (note 16) and investments in securities (note 22)) are designated as available-for-sale. The unrealized (losses) gains on available-for-sale investments recognized in OCI for the years ended December 31 were as follows:

	2014	2013
Mark-to-market gains (losses) on available-for-sale securities	$11	$(87)
Deferred income tax (expense) recovery in OCI	(2)	11
Unrealized gains (losses) on securities, net of tax	9	(76)
Reclassification adjustment for impairment losses included in net loss, net of tax of $1 (2013 – $4 million)	5	29
Reclassification adjustment for realized gains on disposition of available-for-sale securities recognized in net loss, net of tax of $3 million (2013 – $nil)	(20)	(1)
	$(6)	$(48)

(d)	Fair value information

(i)	Fair value measurements of financial assets and liabilities recognized on the Consolidated Balance Sheets
The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:
Level 1 – quoted prices in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data.
The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the Consolidated Balance Sheets at fair value on a recurring basis were categorized as follows:

	At December 31, 2014		At December 31, 2013
	Level 1	Level 2	Level 1	Level 2
Cash and cash equivalents (note 14)	$482	$—	$625	$—
Investment in securities (note 21)	47	10	82	—
Accounts receivable arising from sales of metal concentrates (note 25(b))	—	187	—	254
Current and non-current derivative assets (note 25(b))	—	17	—	42
Current and non-current derivative liabilities (note 25(b))	—	(49)	—	(57)

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(In millions of United States dollars, except where noted)

At December 31, 2014 and 2013, there were no financial assets and liabilities measured and recognized at fair value on a non-recurring basis.
The Company’s policy for determining when a transfer occurs between levels in the fair value hierarchy is to assess the impact at the date of the event or the change in circumstances that could result in a transfer. There were no transfers between Level 1 and Level 2 during the year ended December 31, 2014 and 2013.
At December 31, 2014 and 2013, there were no financial assets or liabilities measured and recognized on the Consolidated Balance Sheets at fair value that would be categorized as Level 3 in the fair value hierarchy. During the years ended December 31, 2014 and 2013, certain mining interests and goodwill related to certain CGUs were assessed as impaired and written down to their recoverable amounts, being their FVLCD, including Marigold which was classified as an asset held for sale at December 31, 2013 and measured at the lower of its carrying amount and FVLCD, being FVLCD. Valuation techniques and inputs used in the calculation of these fair value based amounts are categorized as Level 3 in the fair value hierarchy (note 20).

(ii)	Valuation methodologies for Level 2 financial assets and liabilities
Accounts receivable arising from sales of metal concentrates:
The Company’s metal concentrate sales contracts are subject to provisional pricing with the selling price adjusted at the end of the quotational period. At each reporting date, the Company’s accounts receivable on these contracts are marked-to-market based on a quoted forward price for which there exists an active commodity market (note 25(b)).
The Company's derivative assets and liabilities, including the respective valuation methodologies, were comprised of the following: (note 25(b)):
Commodity and currency forward and option contracts
The fair values of the forward contracts are calculated using discounted contractual cash flows based on quoted forward curves and discount rates incorporating the applicable yield curve. The fair values of the option contracts are calculated using an option pricing model which utilizes a combination of quoted prices and market-derived inputs, including volatility estimates and option adjusted credit spreads.
Non-financial contract to sell silver to Silver Wheaton
The fair value of ounces to be delivered was calculated using quoted silver forward prices for the remainder of the contractual term less the fixed price of $4.04 per ounce, subject to an annual adjustment for inflation, and multiplied by the remaining ounces to be delivered.
Conversion feature of the Convertible Notes
The fair value of the conversion feature was calculated using a third party option pricing model that incorporates the closing price of the Convertible Notes at the balance sheet date, which are traded in an active market.

(iii)	Fair values of financial assets and liabilities not already measured and recognized at fair value on the Consolidated Balance Sheets
At December 31, 2014, the fair values of financial assets and liabilities not already measured and recognized at fair value were as follows:

	Level	Input	Carrying value (2)	Fair value
$1.0 billion notes	1	Closing price	$991	$1,011
$1.5 billion notes	1	Closing price	1,498	1,485
425 million Argentine pesos loan	2	30.9% (1)	49	52
1.6 billion Argentine pesos loan	2	30.9% (1)	186	189
180 million Argentine pesos loan	2	30.9% (1)	21	19

(1)	Represents market quoted yield on similar borrowings by the Company in Argentina on December 31, 2014.

(2)	Includes accrued interest payable.

GOLDCORP    |  54

(In millions of United States dollars, except where noted)

At December 31, 2014, the carrying amounts of money market investments, other financial assets, accounts payable, accrued liabilities, other financial liabilities and certain debt are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments.

(e)	Financial instruments and related risks
The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk in accordance with its Finance Risk Management Policy. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements. The Finance Risk Management Policy provides a framework for the Company to manage the risks it is exposed to in various markets and to protect itself against adverse price movements. All transactions undertaken are to support the Company’s ongoing business. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.
The following describes the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures:

(i)	Credit risk
Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade receivables; however, it also arises on cash and cash equivalents, money market investments, derivative assets and other receivables. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness and to ensure liquidity of available funds.
The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its products exclusively to large international financial institutions and other organizations with strong credit ratings. The historical level of customer defaults is negligible and, as a result, the credit risk associated with trade receivables at December 31, 2014 is considered to be negligible. The Company invests its cash and cash equivalents and money market investments in highly-rated corporations and government issuances in accordance with its Short-term Investment Policy and the credit risk associated with its investments is considered to be low. Foreign currency, heating oil and commodity contracts are entered into with large international financial institutions with strong credit ratings.

The Company’s maximum exposure to credit risk is as follows:

	At December 31 2014	At December 31 2013
Cash and cash equivalents (note 14)	$482	$625
Accounts receivable arising from sales of metal concentrates (note 25(b))	187	254
Other current and non-current receivables (notes 16 and 22)	62	60
Money market investments	53	—
Current and non-current derivative asset (note 25(b))	17	42
Current and non-current notes receivable (notes 16 and 22) (1)	—	28
Accrued interest receivable (notes 16 and 22)	49	24
	$850	$1,033

(1)	On May 16, 2014, Primero repaid the outstanding balance of $28 million on the $50 million 5-year promissory note receivable prior to its maturity date of August 5, 2015.

(ii)	Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans and its dividend distributions. The Company ensures that sufficient committed loan facilities exist to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents and money market investments.
During the year ended December 31, 2014, the Company generated operating cash flows from continuing operations, one of the Company's main sources of liquidity, of $982 million (2013 – $886 million). At December 31, 2014, Goldcorp held cash and cash equivalents of $482 million (December 31, 2013 – $625 million) and money market investments of $53 million (December 31, 2013 –

GOLDCORP    |  55

(In millions of United States dollars, except where noted)

$nil). At December 31, 2014, the Company had working capital of $691 million (December 31, 2013 – $341 million), $26 million of which represents the Company's net assets held for sale (December 31, 2013 – $183 million), which the Company defines as current assets less current liabilities.
In addition to operating cash flows from continuing operations, the Company enters into capital transactions to fund its expansionary plans and development projects (notes 18(f) and 23). During the year ended December 31, 2014, the Company issued the $1.0 billion Notes, which were partially used to repay the Convertible Notes, which matured on August 1, 2014. The Company also extended the terms of the $2.0 billion revolving credit facility and the 1-year 469 million Argentine peso credit facility and entered into new Argentine pesos financing arrangements (note 23). At December 31, 2014, the undrawn balance of the $2.0 billion revolving credit facility was $1.16 billion.
In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company's financial liabilities and operating and capital commitments, shown in contractual undiscounted cashflow:

	At December 31, 2014					At December 31, 2013
	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total	Total
Accounts payable and accrued liabilities (1)	$1,016	$—	$—	$—	$1,016	$829
Current and non-current derivative liabilities (note 25(b)) (2)	48	1	—	—	49	56
Debt repayments (principal portion) (note 23)	154	970	500	2,000	3,624	2,565
Interest payments on debt (note 23)	178	202	168	761	1,309	417
Capital expenditure commitments (3)	318	34	—	—	352	522
Reclamation and closure cost obligations (note 24)	66	48	84	1,629	1,827	1,847
Minimum rental and lease payments	11	8	10	45	74	40
Other	166	32	11	46	255	124
	$1,957	$1,295	$773	$4,481	$8,506	$6,400

(1)	Excludes accrued interests on debts which are disclosed separately in the above table.

(2)	Excludes conversion feature of the Convertible Notes.

(3)
Contractual commitments are defined as agreements that are enforceable and legally binding. Certain of the contractual commitments may contain cancellation clauses; however, the Company discloses the contractual maturities of the Company's operating and capital commitments based on management's intent to fulfill the contract.

At December 31, 2014, the Company had letters of credit outstanding, including amounts relating to discontinued operations, surety bonds and secured deposits in the amount of $460 million (December 31, 2013 – $430 million).
In the opinion of management, the working capital at December 31, 2014, together with the future cash flows from operations and available funding facilities, is sufficient to support the Company’s commitments. At December 31, 2014, the Company had $1,695 million (December 31, 2013 – $2,625 million) of readily available liquidity, which included its cash and cash equivalents, money market investments and the undrawn portion of the $2.0 billion revolving credit facility. The Company’s total planned capital expenditures for 2015 are $1.2 to $1.4 billion. Significant capital expenditures in 2015 include approximately $236 million at Cerro Negro, $219 million at Peñasquito, $114 million at Éléonore, $119 million at Red Lake and $95 million at Cochenour.
For the periods beyond 2015, the Company’s cash flows from operations and available funding under the Company’s loan and credit facilities are expected to sufficiently support further expansions and growth. Éléonore and Cerro Negro will be the main driver of the Company’s gold production growth expected in the next five years, with significant contributions from Peñasquito, Red Lake, and Pueblo Viejo.

GOLDCORP    |  56

(In millions of United States dollars, except where noted)

(iii)	Market risk
Currency risk
Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold, silver, copper, lead and zinc are sold in US dollars and the Company’s costs are incurred principally in US dollars, Canadian dollars, Mexican pesos, Argentinean pesos, Guatemalan quetzals and Chilean pesos. The depreciation of foreign currencies against the US dollar can decrease the cost of metal production and capital expenditures in US dollar terms. The Company also holds cash and cash equivalents that are denominated in foreign currencies which are subject to currency risk. Accounts receivable and other current and non-current assets denominated in foreign currencies relate to goods and services taxes, income taxes, value-added taxes and insurance receivables. The Company is further exposed to currency risk through non-monetary assets and liabilities of entities whose taxable profit or tax loss are denominated in foreign currencies. Changes in exchange rates give rise to temporary differences resulting in a deferred tax liability or asset with the resulting deferred tax charged or credited to income tax expense. At December 31, 2014, the Company had $4.9 billion of deferred income tax liabilities, of which $4.5 billion arose primarily from the acquisitions of Placer Dome Inc.’s assets and Glamis in 2006, and Camino Rojo and Cerro Negro in 2010 and which are denominated in foreign currencies.
The Company is exposed to currency risk through the following financial assets and liabilities, income taxes receivables (payables) and deferred income tax assets and liabilities denominated in foreign currencies:

At December 31, 2014	Cash and cash equivalents	Accounts receivable and other current and non-current assets	Accounts payable and accrued liabilities and non-current liabilities	Income taxes receivable (payable), current and non-current	Deferred income tax liabilities
Canadian dollar	$14	$49	$(357)	$26	$(979)
Mexican peso	23	150	(222)	108	(2,858)
Argentine peso	1	222	(393)	(3)	(574)
Guatemalan quetzal	1	6	(36)	6	(107)
Chilean peso	1	11	(8)	—	—
	$40	$438	$(1,016)	$137	$(4,518)
At December 31, 2013
Canadian dollar	$13	$75	$(328)	$18	$(954)
Mexican peso	25	134	(180)	138	(2,860)
Argentine peso	18	165	(162)	2	(1,237)
Guatemalan quetzal	3	7	(41)	(3)	(103)
Chilean peso	3	12	(6)	—	—
	$62	$393	$(717)	$155	$(5,154)
During the year ended December 31, 2014, the Company recognized a net foreign exchange loss of $22 million (2013 – $43 million). Based on the Company’s net exposures (other than those relating to taxes) at December 31, 2014, a 10% depreciation or appreciation of applicable foreign currencies against the US dollar would have resulted in an approximate $43 million increase or decrease in the Company’s after-tax net loss, respectively.
During the year ended December 31, 2014, the Company recognized a net foreign exchange loss of $288 million in income tax expense on income taxes receivable/(payable) and deferred taxes (2013 – $135 million). Based on the Company’s net exposures relating to taxes at December 31, 2014, a 10% depreciation or appreciation of applicable foreign currencies against the US dollar would have resulted in an approximate $243 million decrease or increase in the Company’s after-tax net loss, respectively.

During the year ended December 31, 2014, and in accordance with its Financial Risk Management Policy, the Company entered into Canadian dollar and Mexican peso forward and option contracts to purchase and sell the respective foreign currencies at pre-determined US dollar amounts. These contracts were entered into to normalize operating, corporate and capital expenses incurred by the Company’s foreign operations as expressed in US dollar terms.

GOLDCORP    |  57

(In millions of United States dollars, except where noted)

Interest rate risk
Interest rate risk is the risk that the fair values and future cash flows of the Company's financial instruments will fluctuate because of changes in market interest rates. The Company is exposed to interest rate cash flow risk primarily on its outstanding debt subject to floating rates of interest (note 23), its share of the Pueblo Viejo project financing, its cash and cash equivalents, and interest-bearing receivables. The Company is exposed to interest rate fair value risk primarily on its debt subject to fix rates of interest (note 23). The Company monitors its exposure to interest rates and is comfortable with its exposures given its mix of fixed-and floating-rate debt, with 70% of total debt at December 31, 2014 subject to fixed rates, and the relatively low rate on its US dollar debt which comprised 92% of total debt at December 31, 2014. The weighted-average interest rate paid by the Company during the year ended December 31, 2014 on its US dollar and Argentine peso debt subject to floating rates of interest was 1.4% and 26.5%, respectively (2013 – nil% and 18.9%, respectively). The average interest rate earned by the Company during the year ended December 31, 2014 on its cash and cash equivalents was 0.15% (2013 – 0.18%). A 10% increase or decrease in the interest earned from financial institutions on deposits held would result in a nominal increase or decrease in the Company’s after-tax net loss.
There has been no significant change in the Company’s exposure to interest rate risk, with the exception of the increase in the Company's exposure to Badlar, the average interest rate paid on short-term deposits over 1 million Argentine pesos, associated with the 1.6 billion Argentine peso and 425 million Argentine peso facilities entered into during the year ended December 31, 2014. There has been no change to its objectives and policies for managing these risks during the year ended December 31, 2014.
Price risk
Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. During the year ended December 31, 2014 the Company updated its Financial Risk Management Policy to allow for hedging of metal sales volumes beyond the current term of twenty-seven months to thirty-six months. There has been no significant change to the Company’s exposure to price risk during the year ended December 31, 2014.
The Company has a policy not to hedge gold sales. In accordance with the Company’s Financial Risk Management Policy, the Company may hedge up to 50%, 30%, and 10% of its by-product base metal sales volume over the next twelve months, subsequent thirteen to twenty-four months, and subsequent twenty-five to thirty-six months, respectively, to manage its exposure to fluctuations in base metal prices.

The costs relating to the Company’s production, development and exploration activities vary depending on the market prices of certain mining consumables including diesel fuel and electricity. A 10% increase or decrease in diesel fuel market prices would result in an $18 million decrease or increase in the Company’s after-tax net loss. As and when it is determined to be favourable, the Company will execute hedges on its exposure to diesel fuel prices in Canada. At December 31, 2014, the Company has entered into heating oil contracts to manage its exposure to fuel prices. Electricity is regionally priced in Ontario and Quebec, Canada and Mexico and semi-regulated by the provincial and federal governments, respectively. The regulation of electricity prices reduces the risk of price fluctuation and the Company therefore does not contemplate entering into contracts to hedge against such risk.
The Company holds certain investments in available-for-sale equity securities which are measured at fair value, being the closing share price of each equity security, at the balance sheet date. The Company is exposed to changes in share prices which would result in gains and losses being recognized in other comprehensive income.

GOLDCORP    |  58

(In millions of United States dollars, except where noted)

26.	MANAGEMENT OF CAPITAL
The Company’s objectives of capital management are to safeguard its ability to support the Company’s normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties and support any expansionary plans.

The capital of the Company consists of items included in shareholders’ equity and debt net of cash and cash equivalents and money market investments as follows:

	At December 31 2014	At December 31 2013
Shareholders’ equity	$16,960	$19,545
Debt	3,592	2,507
	20,552	22,052
Less: Cash and cash equivalents	(482)	(625)
Money market investments	(53)	—
	$20,017	$21,427

The Company manages its capital structure and makes adjustments in light of changes in its economic environment and the risk characteristics of the Company’s assets. To effectively manage the entity’s capital requirements, the Company has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents and money market investments.

At December 31, 2014, the Company expects its capital resources and projected future cash flows from operations to support its normal operating requirements on an ongoing basis, and planned development and exploration of its mineral properties and other expansionary plans. At December 31, 2014, there was no externally imposed capital requirement to which the Company is subject and with which the Company has not complied.

GOLDCORP    |  59

(In millions of United States dollars, except where noted)

27.	SHARE-BASED COMPENSATION AND OTHER RELATED INFORMATION

(a)	Stock options and restricted share units ("RSUs")
For the year ended December 31, 2014, total share-based compensation relating to stock options and RSUs was $66 million (2013 – $71 million), of which $60 million (2013 – $65 million) is included in corporate administration in the Consolidated Statements of Loss and $6 million (2013 – $6 million) was capitalized to development projects with a corresponding credit to shareholders’ equity.
Stock options
The following table summarizes the changes in stock options for the years ended December 31:

	Options Outstanding (000’s)	Weighted Average Exercise Price (C$/option)
At January 1, 2014	17,137	$40.49
Granted (1)	3,577	30.39
Exercised (2)	(267)	20.12
Forfeited/expired	(4,068)	38.56
At December 31, 2014 – outstanding	16,379	$39.09
At December 31, 2014 – exercisable	10,970	$42.45
At January 1, 2013	16,345	$42.01
Granted (1)	3,332	32.56
Exercised (2)	(168)	18.14
Forfeited/expired	(2,372)	41.40
At December 31, 2013 – outstanding	17,137	$40.49
At December 31, 2013 – exercisable	11,516	$41.09

(1)
Stock options granted during the year ended December 31, 2014 vest over a period of 3 years (2013 – 3 years), are exercisable at C$27.20 to C$31.03 per option (2013 – C$26.66 to C$33.48), expire in 2018 (2013 – in 2017) and had a total fair value of $20 million (2013 – $22 million) at the date of grant.

(2)	The weighted average share price at the date stock options were exercised was C$27.04 (2013 – C$29.24).
The weighted average fair value of stock options granted of $6.17 per option during the year ended December 31, 2014 (2013 – $7.15) was calculated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions and inputs:

	2014	2013
Expected life	3.1 years	3.1 years
Expected volatility	38.0%	35.2%
Expected dividend yield	2.2%	1.9%
Estimated forfeiture rate	9.2%	9.3%
Risk-free interest rate	1.2%	1.1%
Weighted average share price	$27.43	$31.71
The expected volatility assumption is based on the historical and implied volatility of Goldcorp’s Canadian dollar common share price on the Toronto Stock Exchange. The risk-free interest rate assumption is based on yield curves on Canadian government zero-coupon bonds with a remaining term equal to the stock options’ expected life.

GOLDCORP    |  60

(In millions of United States dollars, except where noted)

The following table summarizes information about the Company’s stock options outstanding at December 31, 2014:

	Options Outstanding			Options Exercisable
Exercise Prices (C$/option)	Options Outstanding (000’s)	Weighted Average Exercise Price (C$/option)	Weighted Average Remaining Contractual Life (years)	Options Outstanding and Exercisable (000’s)	Weighted Average Exercise Price (C$/option)	Weighted Average Remaining Contractual Life (years)
$19.23	329	$19.23	0.5	324	$19.23	0.5
$24.40 – $27.53	804	26.23	2.8	618	25.87	2.5
$28.84 – $31.93	4,244	30.44	3.7	817	30.81	1.8
$33.48 – $35.66	2,308	33.53	3.1	875	33.58	3.0
$37.82 – $40.79	41	40.26	2.2	34	40.36	2.1
$44.50 – $46.76	3,523	44.54	0.4	3,523	44.54	0.4
$48.16 – $48.72	5,130	48.28	1.4	4,779	48.25	1.3
	16,379	$39.09	2.1	10,970	$42.45	1.3
Restricted share units ("RSUs")
The Company issued 2.1 million RSUs during the year ended December 31, 2014, 53,379 of which vested immediately, with the remaining RSUs vesting over 3 years. The fair value was $26.45 per RSU with a total fair value of $50 million based on the market value of the underlying shares at the date of issuance. The Company issued 1.7 million RSUs during the year ended December 31, 2013, 31,500 of which vested immediately with the remainder vesting over 3 years and which have a total fair value of $52 million based on the market value of the underlying shares at the date of issuance (weighted average fair value per RSU – $32.68).
At December 31, 2014, there were 3.0 million RSUs outstanding (December 31, 2013 – 2.4 million).

(b)	Performance share units ("PSUs") compensation expense
During the year ended December 31, 2014, the Company issued 471,016 PSUs (2013 – 389,610) with a total fair value of $9 million (2013 – $9 million) at the date of issuance.
The fair value of PSUs granted was calculated as of the date of grant using a binomial pricing model with the following weighted average assumptions:

	2014	2013
Expected life	3 years	3 years
Expected volatility	31.9%	33.6%
Expected dividend yield	1.8%	1.9%
Estimated forfeiture rate	7.7%	9.9%
Risk-free interest rate	1.0%	1.2%
Weighted average share price	$23.51	$33.62
Total share-based compensation expense included in corporate administration in the Consolidated Statements of Loss relating to PSUs for the year ended December 31, 2014 was $7 million (2013 – $4 million).
At December 31, 2014, the carrying amount of PSUs outstanding and included in other current liabilities and other non-current liabilities in the Consolidated Balance Sheets was $2 million and $5 million, respectively (December 31, 2013 – $4 million and $3 million, respectively). At December 31, 2014, the total intrinsic value of PSUs outstanding and vested was $nil (December 31, 2013 – $nil). During the year ended December 31, 2014, the total intrinsic value of PSUs vested and exercised was $7 million (2013 – $5 million).
At December 31, 2014, there were 0.9 million PSUs outstanding (December 31, 2013 – 0.7 million).

GOLDCORP    |  61

(In millions of United States dollars, except where noted)

(c)	Phantom restricted units ("PRUs")
Under the Phantom Restricted Units Plan, participants are granted a number of PRUs which entitle them to a cash payment equivalent to the fair market value of one common share for each PRU held by the participant on the vesting date.
The Company issued 608,217 PRUs during the year ended December 31, 2014 (2013 – 404,744), which vest over 3 years (2013 – 3 years) and had a fair value of $15 million (2013 – $12 million) based on the market value of the underlying shares at the date of issuance (weighted average fair value per unit – $27.11 (2013 – $33.42)).
Total share-based compensation relating to PRUs for the year ended December 31, 2014 was $7 million (2013 – $4 million), $5 million (2013 – $3 million) of which is included in corporate administration in the Consolidated Statements of Loss and $2 million was capitalized to development projects (2013 – $1 million).
At December 31, 2014, the total carrying amount of the 0.7 million PRUs outstanding (2013 – 0.4 million) and included in other current liabilities and other non-current liabilities in the Consolidated Balance Sheets was $4 million and $3 million, respectively (December 31, 2013 – $2 million and $2 million, respectively).

(d)	Employee share purchase plan ("ESPP")
During the year ended December 31, 2014, the Company recorded compensation expense of $5 million (2013 – $5 million), which is included in corporate administration in the Consolidated Statements of Loss, representing the Company’s contributions to the ESPP measured using the market price of the underlying shares at the dates of contribution.

(e)	Issued share capital
The Company has an unlimited number of authorized shares and does not reserve shares for issuances in connection with the exercise of stock options, the vesting of restricted share units and share purchases from the ESPP.

28.	RELATED PARTY TRANSACTIONS

(a)	Related party transactions

The Company’s related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. During its normal course of operation, the Company enters into transactions with its related parties for goods and services. There were no related party transactions for the years ended December 31, 2014 and 2013 that have not been disclosed in these consolidated financial statements (notes 9, 18 and 23).

(b)	Compensation of directors and other key management personnel

The remuneration of the Company’s directors and other key management personnel during the years ended December 31 are as follows:

	2014	2013
Short-term employee benefits (1)	$10	$13
Post-employment benefits	2	7
Share-based compensation	19	21
	$31	$41

(1)	Short-term employee benefits include salaries, bonuses payable within twelve months of the balance sheet date and other annual employee benefits.

29.	CONTINGENCIES
Due to the size, complexity and nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. While the outcome of these matters is uncertain, based upon the information currently available, the Company does not believe that these matters in aggregate will have a material adverse effect on its consolidated financial position or results of operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

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(In millions of United States dollars, except where noted)

(a)
Article 27 of the Mexican Constitution and subsequent legislation established the "ejido" and communal landholding as forms of land tenure in Mexico. There are 22 ejido communities in the vicinity of the Company's Mexican mining operations and ejido lands cover all of the lands used by the Company for its current mining operations at its Peñasquito (note 7(h)(i)), Los Filos and El Sauzal mines. The Corporation enters into temporary occupation agreements ranging from five to 30 years with the ejido communities which allow the Company to use the surface of the lands for its mining operations. In Mexico, mining rights that are covered under a concession do not include direct ownership or possession rights over the surface, or surface access, and at any particular time the Company may be involved in negotiations with various ejido communities to enter into new temporary occupation agreements or amend existing agreements. Failure to reach agreement may cause suspension of operations, delays to projects, and on occasion, may lead to legal disputes.

(b)
Issued in 2013, Law 3318 created a new form of tax in Argentina's Province of Santa Cruz for mining companies. The tax is levied on 1% of the value of mine reserves reported in feasibility studies and financial statements inclusive of variations resulting from ongoing exploitation. The regulations require that the tax is calculated on "measured" reserves and the Company has interpreted this to mean "proven" reserves. The Province has disputed the Company's interpretation but has not provided further clarification on the definition of "measured" reserves, and the outcome is not clear at this time. The Company filed a legal claim disputing the constitutionality of the tax with the National Supreme Court of Argentina which has accepted jurisdiction of the matter. The Company continues to pay the required tax installments under protest for the years ended December 31, 2014 and 2013.

(c)
On September 23, 2013, Argentina’s federal Income Tax Statute was amended to include a 10% income tax withholding on dividend distributions by Argentine corporations and branch profit distributions by foreign corporations. It is the Company's position that the withholding tax violates tax stability rights provided to mining projects by Mining Investment Law No. 24,196 ("MIL"). Mining projects subject to MIL would generally pay the new withholding tax under protest and request a refund or tax credit for the excess of the overall tax burden. The Company believes that both Alumbrera and Cerro Negro. are subject to the MIL, and accordingly should be entitled a refund or tax credit for withholding taxes paid under the new law. During the year ended December 31, 2014, the Company has accrued an additional $4 million (December 31, 2013 – $19 million) included in net (loss) earnings of associates for earned but undistributed profits with regards to its 37.5% interest in Alumbrera.

(d)
In October 2014, Pueblo Viejo received a copy of an action filed in an administrative court in the Dominican Republic by Rafael Guillen Beltre (the "Petitioner"), who claims to be affiliated with the Dominican Christian Peace Organization. The Government of the Dominican Republic has also been notified of the action. The action alleges that environmental contamination in the vicinity of the Pueblo Viejo mine has caused illness and affected water quality in violation of the Petitioner’s fundamental rights under the Dominican Constitution and other laws. The primary relief sought in the action, which is styled as an "Amparo" remedy, is the suspension of operations at the Pueblo Viejo mine as well as other mining projects in the area until an investigation into the alleged environmental contamination has been completed by the relevant governmental authorities. On November 24, 2014, the Administrative Court granted Pueblo Viejo's motion to remand the matter to a trial court in the Municipality of Cotuí ("Trial Court") on procedural grounds. On January 27, 2015, the Trial Court granted Pueblo Viejo's motion to suspend action pending receipt of the litigation file from the Administrative Court. No amounts have been recorded for any potential liability or asset impairment arising from this matter, as Pueblo Viejo cannot reasonably predict any potential losses.

30.	SUBSEQUENT EVENTS

(a)	Cerro Negro commercial production
Cerro Negro project declared commercial production, effective January 1, 2015.

(b)	Probe Mines Limited ("Probe") acquisition
On January 19, 2015, the Company and Probe announced an agreement whereby the Company will acquire, through a friendly plan of arrangement, all the outstanding shares of Probe for total consideration of approximately C$526 million. Probe's principal asset is the 100%-owned Borden Gold project in Ontario, 160 kilometres west of the Company's Porcupine mine. Under the terms of the offer, each common share of Probe not owned by the Company will be exchanged for 0.1755 common shares of the Company. At February 19, 2015, the Company owns 15.7 million shares and 2.8 million warrants of Probe, representing a 19.9% partially-diluted ownership interest, of which 7.3 million shares and 2.8 million warrants were purchased from Agnico Eagle Mines Limited on January 27, 2015 and February 2, 2015 for cash consideration of C$45 million. The offer is subject to customary conditions, including the acceptance by Probe shareholders owning a minimum of 66.67% of the outstanding common shares of Probe on a fully diluted basis. The offer is not subject to the Company's shareholders' approval. The transaction is expected to complete by the end of March 2015.

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(In millions of United States dollars, except where noted)

(c)	Tahoe and Rio Alto Mining Limited ("Rio Alto") business combination
On February 9, 2015, Tahoe and Rio Alto announced that they had entered into a definitive agreement to combine their respective businesses. Under the terms of the agreement, all of the issued and outstanding common shares of Rio Alto will be exchanged on the basis of 0.227 of a Tahoe common shares and C$0.001 in cash per Rio Alto share. Upon completion of the transaction, existing Tahoe shareholders will own approximately 65% of the combined company. The offer is subject to customary conditions, including the acceptance by Rio Alto shareholders owning a minimum of 66.67% of the outstanding common shares of Rio Alto on a fully diluted basis. The offer is also subject to obtaining approval by a simple majority of votes cast by the shareholders of Tahoe. The Company, which holds 39.3% of the outstanding common shares of Tahoe at December 31, 2014, has entered into an agreement to vote in favor of the transaction. The transaction is expected to close in early April 2015.

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CORPORATE OFFICE	STOCK EXCHANGE LISTING

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Tel: 52 (55) 5201-9600	Email: info@goldcorp.com

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5ta avenida 5-55 zona 14 Europlaza	The Company’s filings with the Ontario Securities Commission
Torre 1 Nivel 6 oficina 601	can be accessed on SEDAR at www.sedar.com.
Guatemala City
Guatemala, 01014	The Company’s filings with the US Securities and
Tel: 502 2329 2600	Exchange Commission can be accessed on EDGAR
at www.sec.gov.
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Maipu 255, Piso 12
C1084ABE Capital Federal
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Tel: 54 114 323 7000

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Avda. Apoquindo 4501, oficina 703
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Tel: 562 898 9300